Exhibit 99.1

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

Balance Sheet

	Note	9/30/2018	12/31/2017
			Revised
			(Note 2.2)
Current assets
Cash and cash equivalents	5	1,705,762	1,076,833
Financial Investments	6	11,264,567	1,631,505
Trade accounts receivable	7	2,761,578	2,297,763
Inventories	8	1,545,585	1,198,265
Recoverable taxes	9	287,116	300,988
Derivative financial instruments	4	512,861	77,090
Advances to suppliers	10	72,673	86,499
Other assets		167,284	119,610
Assets held for sale	15	6,114	11,535

Total current assets		18,323,540	6,800,088

Non-current assets
Recoverable taxes	9	217,719	283,757
Deferred taxes	12	5,960	2,606
Derivative financial instruments	4	129,258	56,820
Advances to suppliers	10	242,189	221,555
Judicial deposits	22.5	129,034	113,613
Receivables from land expropriation	17	63,108	60,975
Other assets		62,542	31,466
		849,810	770,792

Biological assets	13	5,002,922	4,548,897
Property, plant and equipment	15	17,032,182	16,211,228
Intangible assets	16	346,887	188,426
Investments	14	10,633	6,764
		22,392,624	20,955,315

Total non-current assets		23,242,434	21,726,107

Total assets		41,565,974	28,526,195

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

Balance Sheet

	Note	9/30/2018	12/31/2017
			Revised
			(Note 2.2)
Current liabilities
Trade accounts payable	18	647,598	621,179
Loans and financing	19	1,685,752	2,115,067
Debentures	21	83,580	—
Derivative financial instruments	4	1,944,042	23,819
Taxes payable		132,002	125,847
Payroll and charges		240,797	196,467
Liabilities for assets acquisitions	25	616,514	83,155
Dividends payable		2,037	180,550
Advance from customers		56,788	92,545
Other liabilities		301,881	280,437

Total current liabilities		5,710,991	3,719,066

Non-current liabilities
Loans and financing	19	17,387,922	10,076,789
Debentures	21	4,661,480	—
Derivative financial instruments	4	1,277,552	104,077
Liabilities for assets acquisitions	25	531,616	502,831
Provision for contingencies	22	351,670	317,069
Employee benefits	23	357,645	351,263
Deferred taxes	12	466,255	1,787,413
Share-based compensation plans	24	146,721	38,320
Other liabilities		26,882	12,756

Total non-current liabilities		25,207,743	13,190,518

Total liabilities		30,918,734	16,909,584

Equity
Share Capital	26.1	6,241,753	6,241,753
Capital reserves		380,564	394,801
Treasury shares	26.2	(218,265)	(241,088)
Profits reserve		2,896,429	2,922,817
Other reserves	26.3	2,418,918	2,298,328
Retained loss		(1,087,296)	—
		10,632,103	11,616,611

Non-controlling interest in subsidiaries’ equity		15,137	—

Total equity and liabilities		41,565,974	28,526,195

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

Statement of Income

	Note	3Q18	3Q17	9M18	9M17

Net sales revenue	28	4,005,524	2,578,462	10,214,225	7,428,170
Cost of sales	30	(1,963,077)	(1,539,795)	(5,231,572)	(4,665,096)
Gross profit		2,042,447	1,038,667	4,982,653	2,763,074

Operating income (expenses)
Selling expenses	30	(160,988)	(89,725)	(433,250)	(295,041)
General and administrative expenses	30	(198,576)	(123,807)	(549,596)	(356,095)
Equity in earnings of associates	14	3,990	(8)	3,867	4,814
Other operating income (expenses), net	30	47,136	(3,115)	36,597	(7,472)
Operating profit before net financial income (expenses)		1,734,009	822,012	4,040,271	2,109,280

Net financial income (expenses)	27
Financial income		133,722	584,902	215,456	592,955
Financial expenses		(2,096,710)	(315,222)	(6,305,425)	(876,018)
Net (loss) income before taxes		(228,979)	1,091,692	(2,049,698)	1,826,217
Income taxes	12
Current		(97,275)	(51,292)	(420,147)	(137,696)
Deferred		218,646	(231,140)	1,327,747	(223,797)

Net (loss) income for the period		(107,608)	809,260	(1,142,098)	1,464,724

Result of the period attributed to the controlling shareholders		(107,780)	809,260	(1,142,856)	1,464,724
Result of the period attributed to non-controlling shareholders		172	—	758	—

Basic (loss) earnings per share
Common	26.4	(0.09854)	0.74109	(1.04524)	1.34181

Diluted (loss) earnings per share
Common	26.4	(0.09854)	0.74022	(1.04524)	1.34024

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information as of September 30, 2018 (In thousands of R$, unless otherwise stated)

Statement of Comprehensive Income

	Note	3Q18	3Q17	9M18	9M17
Net (loss) income for the period		(107,608)	809,260	(1,142,098)	1,464,724
Other comprehensive income (loss)		36,964	(22,656)	176,150	3,338
Items that may be subsequently reclassified to profit or loss Exchange variation on conversion of financial statements and on foreign investments	26.3	36,964	(22,656)	176,150	3,338

Total comprehensive income (loss)		(70,644)	786,604	(965,948)	1,468,062

Result of the period attributed to the controlling shareholders		(70,816)	786,604	(966,706)	1,468,062
Result of the period attributed to non-controlling shareholders		172	—	758	—

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information as of September 30, 2018 (In thousands of R$, unless otherwise stated)

Statement of Changes in Equity

			Capital reserves				Retained reserve
	Note	Share Capital	Tax incentives	Stock options granted	Share issuance costs	Treasury shares	Legal reserve	Reserve for capital increase	Special statutory reserve	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balances at December 31, 2016	26	6,241,753	199,402	19,754	(15,442)	(273,665)	316,526	1,206,884	115,211	2,314,567	—	10,124,990	—	10,124,990
Total comprehensive income (loss)
Net income for the period		—	—	—	—	—	—	—	—	—	1,464,724	1,464,724	—	1,464,724
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	3,338	—	3,338	—	3,338
Equity transactions with shareholders:
Stock options granted		—	—	1,161	—	—	—	—	—	—	—	1,161	—	1,161
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514	—	8,514
Initial participation of non-controllers		—	—	—	—	—	—	—	—	—	—	—	—	—
Internal changes in equity:
Transfer between reserves		—	—	—	—	—	—	16,653	1,849	—	(18,503)	—	—	—
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(44,020)	44,020	—	—	—
Issue of treasury shares to employees		—	—	(7,038)	—	7,038	—	—	—	—	—	—	—	—
Cancelation of treasury		—	—	—	—	17,107	—	—	—	—	(17,107)	—	—	—

Balances at September 30, 2017	26	6,241,753	199,402	13,877	(15,442)	(241,006)	316,526	1,223,537	117,060	2,273,885	1,473,134	11,602,726	—	11,602,726

Balances at December 31, 2017	26	6,241,753	396,006	14,237	(15,442)	(241,088)	406,898	2,281,328	234,591	2,298,328	—	11,616,611	—	11,616,611
Total comprehensive income (loss)
Net income (loss) for the period		—	—	—	—	—	—	—	—	—	(1,142,856)	(1,142,856)	758	(1,142,098)
Exchange variation on conversion of financial statements of foreign subsidiaries	26.3	—	—	—	—	—	—	—	—	176,150	—	176,150	—	176,150
Equity transactions with shareholders:
Stock options granted		—	—	72	—	—	—	—	—	—	—	72	—	72
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514	—	8,514
Participation of non-controllers arising from a business combination		—	—	—	—	—	—	—	—	—	—	—	14,379	14,379
Internal changes in equity:
Transfer between reserves		—	—	—	—	—	—	3,230	359	—	—	3,589	—	3,589
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(55,560)	55,560	—	—	—
Issue of treasury shares to employees		—	—	(14,309)	—	14,309	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	(29,977)	—	—	—	(29,977)	—	(29,977)

Balances at September 30, 2018	26	6,241,753	396,006	—	(15,442)	(218,265)	406,898	2,254,581	234,950	2,418,918	(1,087,296)	10,632,103	15,137	10,647,240

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information as of September 30, 2018 (In thousands of R$, unless otherwise stated)

Statement of Cash Flows

	Note	9/30/2018	9/30/2017
Cash and cash equivalents from operating activities

Net (loss) income for the period		(1,142,098)	1,464,724

Adjustment to
Depreciation, depletion and amortization		1,175,272	1,047,170
(Income) loss from sale of property, plant and equipment and biological assets	30	1,935	(39,769)
Equity in (earnings) loss of unconsolidated companies	14	(3,867)	(4,814)
Exchange and monetary variations, net		1,655,901	(283,271)
Interest expenses, net		500,836	596,507
Derivative (gains) losses, net	27	3,848,539	(181,405)
Fair value adjustment of biological assets	13	(5,954)	25,268
Deferred taxes	12	(1,327,747)	223,797
Interest on employee benefits	23	25,851	28,517
Provision for contingencies	22	8,990	25,640
Share-based compensation plans	24	117,780	39,231
Allowance for doubtful accounts, net	7	6,433	28,217
Reversal of/(addition to) provision for discounts		28,978	(10,195)
Provision for (reversal of) inventory losses and write-offs	8	(23,140)	11,961
Provision for losses (impairment) and write-off with property, plant and	30
equipment and biological assets		15,503	31,646
Other provisions		156,718	(19,437)

Decrease (increase) in assets
Trade accounts receivables		(395,989)	(317,748)
Inventories		(291,489)	(77,670)
Recoverable taxes		52,700	(37,320)
Other current and non-current assets		(115,955)	297,815

Increase (decrease) in liabilities
Trade accounts payables		21,721	83,414
Other current and non-current liabilities		(64,755)	(212,370)
Tax payable		751,758	604,381

Payment of interest		(662,497)	(724,397)
Other taxes and contributions paid		(389,467)	(405,755)
Income taxes paid		(249,476)	(40,199)

Net cash provided by operating activities		3,696,481	2,153,938

Cash flows from investing activities
Cash from acquisition of subsidiaries		21,431	—
Additions to property, plant and equipment	15	(899,692)	(610,886)
Additions to intangible assets		(6,350)	(7,929)
Additions to biological assets	13	(840,223)	(623,986)
Proceeds from sale of assets		44,131	61,098
Additions (reduction) in financial investments, net		(9,472,426)	(133,106)
Acquisition of subsidiaries		(315,904)	—

Net cash used in investing activities		(11,469,033)	(1,314,809)

Cash flow from financing activities
Proceeds from loans and financing	19	8,571,900	2,418,438
Issue of Debentures		4,681,100	—
Payment of derivative transactions	4	(1,263,050)	147,204
Payment of loans and financings	19	(3,473,928)	(3,101,826)
Payment of dividends		(210,205)	(370,741)
Sale of treasury shares to meet stock-based compensation plan		8,514	8,514
Liabilities for assets acquisitions		(70,666)	(110,348)

Net cash (used in) provided by financing activities		8,243,665	(1,008,759)

Exchange variation on cash and cash equivalents		157,816	(5,291)

Increase (reduction) in cash and cash equivalents		628,929	(174,921)

Cash and cash equivalents at the beginning of the period	5	1,076,833	1,614,697
Cash and cash equivalents at the end of the period	5	1,705,762	1,439,776

Statement of the increase (reduction) in cash and cash equivalents		628,929	(174,921)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

1                             Company Information

Suzano Papel e Celulose S.A., hereinafter referred to as the “Suzano”, together with its subsidiaries hereinafter referred to as “Company”, with registered office in the city of Salvador, state of Bahia, Brazil, is a corporation whose shares (SUZB3) are traded on B3 S.A. — Brasil, Bolsa, Balcão (“B3”).

The Company has seven (7) industrial units in Brazil: one each in Bahia, Maranhão, Ceará and Pará and three in São Paulo. These industrial units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and jumbo rolls of sanitary paper (consumer goods - tissue) to serve the domestic and international markets. Pulp and paper are sold in the international market directly by Suzano, as well as through its subsidiaries in Argentina, the United States and Switzerland and its sales offices in China and England.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use and for sale to third parties, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 50.04% of the common shares of its share capital.

The issue of this unaudited condensed consolidated interim financial information was approved by the Company’s Executive Board on October 25, 2018.

1.1         Major events in the nine-month period ended September 30, 2018

a)                 Operational events

i)                     Senior Notes Offer (“Notes 2029”)

On September 17, 2018, the Company issued in the international market, through its wholly-owned subsidiary Suzano Austria, Senior Notes in the amount of US$ 1.0 billion (corresponding to R$ 4.7 billion). The Notes mature in 11 years and were issued with a coupon (interest) of 6.0% per annum, which will be paid semi-annually.

The net proceeds will be fully utilized for general corporate purposes, including the financing of the transaction with Fibria (Note 1.1 b) i)).

ii)                  Resources obtained

On August 27, 2018, the Company capitalized funds of the Export Credit Note (“NCE”) and the Rural Productive Credit (“CPR”) in the amount of R$ 511,000 and R$ 275,000, respectively, maturing in August 2026 and interest rate of 1.03% per year plus Interbank Deposit Certificate (“CDI”), payable semi-annually.

The net proceeds will be fully used to finance the Company’s exports in the case of NCE and to finance costing activities in the case of CPR. For all of the volume object of this fund-raising, the Company contracted the corresponding hedge to the exchange rate with a cost of 5.60% of the dollar pre-fixed per year plus exchange variation.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

On July 31, 2018, the Company obtained funds in the form of an Export Credit Note in the amount of R$ 770,600, maturing in July 2026 with an interest rate of 0.99% per annum plus CDI, which will be paid semi-annually.

The net proceeds will be fully used to finance the Company’s exports. For all of the volume object of this fund-raising, the Company contracted the respective hedge to the exchange rate with a cost of 5.71% of the dollar pre-fixed per year plus exchange variation.

iii)               Auction of the Port of Itaqui (MA)

On July 27, 2018, the Company participated in the public auction, promoted by National Agency for Waterway Transpotation (“ANTAQ”), a regulatory agency, to lease public areas and infrastructure for handling and storage of general paper and pulp. The Company presented the winning proposal for the concession of the 53,545 square meters area in the Port of Itaqui (MA).

The new terminal project, estimated by ANTAQ at R$ 215 million, represents another step in the investment cycle carried out by the Company. The initial concession of the site is 25 years.

iv)              Debentures

On June 29, 2018, the Company issued R$ 4,681,100 in 6th issue, single series, non-convertible debentures maturing in June 2026 with interest rate of 112.50% of CDI.

The net proceeds will be fully used to partially pay the cash portion of the acquisition of the common shares of Fibria’s (Note 1.1 b) i)). For this debenture issue, denominated in Brazilian Real, the Company has already contracted a cross currency interest rate swap to fix the interest cost of 5.74% of the dollar pre-fixed per annum.

v)                 Trucker´s strike

In May 2018, a general strike of truck drivers across Brazil interrupted the transportation of goods and products across the country for a few days, resulting in shortages of fuel and other products, causing a temporary suspension of production in most industries. Despite efforts to minimize the adverse impact of the strike, the Company’s production operations were suspended for a few days, resulting in a loss of production volume of approximately 80,000 tons of pulp and approximately 25,000 tons of paper. As of June 1st, 2018, operations at Suzano’s plants were gradually resumed.

vi)              Acquisition of land and forests in the state of São Paulo

On February 5, 2018, Suzano entered into an Agreement for the Purchase of Forestry Assets, Purchase of Rural Properties, Purchase Option and Other Covenants, with Conditions Precedent, with Duratex S.A. (“Duratex”), through itself and its affiliates, of the following assets:

(i)  Around nine thousand and five hundred (9,500) hectares of rural land and one million and two hundred thousand cubic meters (1,200,000 m³) of forests, which reflects the

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

potential of production of existing and already implemented forests in the areas acquired, for R$ 308.1 million; and

(ii)  Option to purchase for the acquisition approximately twenty thousand (20,000) hectares of rural properties in the same region and five million and six hundred thousand (5,600,000) cubic meters of forests, which reflects the potential of production of existing and already implemented forests, for the price of R$ 749.3 million, which was exercised by Suzano on July 2, 2018 and acquired completed on August 31, 2018.

On April 4, 2018, the Administrative Council of Economic Defense (CADE) approved this transaction without restrictions.

The amount of R$ 532,450 was paid on the respective closing dates of the tranches and the remaining balance of R$ 527,819, adjusted by the Extended Consumer Price Index (“IPCA”), will be paid in the respective maturities in up to 12 months (Note 25).

vii)           Export prepayment facility

On February 8, 2018, the Company contracted, through its wholly owned subsidiary Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), an export prepayment facility, structured in a syndicated form, amounting to US$ 750 million (corresponding to R$ 2,451.9 million), with final maturity of 5 years and grace period of 3 years, which has Suzano and Suzano Trading Ltd. (“Suzano Trading”), another subsidiary of Suzano, as guarantors.

The proceeds will be used to settle the export prepayment transaction contracted on May 14, 2015, in the amount of US$ 600 million (corresponding to R$ 1,081.1 million) and to finance export operations.

The new operation reduces borrowing cost in U.S. dollar, extending the average debt term and eliminates financial covenants. The cost of the original line was Libor + 1.75%, the new line cost Libor + 1.35%

b) Corporate events

i) Voting Commitment and assumption of obligations

On March 15, 2018, Suzano Holding S.A., jointly with other controlling shareholders of the Company (collectively, the “Controlling Shareholders of the Company”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. — BNDESPAR (“BNDESPAR”) (collectively the “Controlling Shareholders of Fibria”), with Suzano as intervening consenting party, a Commitment to Vote and Assumption of Obligations, whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholding base of the Suzano and of Fibria, through corporate restructuring.

A corporate restructuring was submitted to the shareholders of the Companies, which will result in the following: (a) the ownership, by Suzano, of all the shares issued by Fibria; and (b) in the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), restated at the variation of

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

the CDI rate from March 15, 2018 to the effective payment date, to be paid in a single installment on the date of consummation of the operation; and (ii) 0.4611 common shares of Suzano, to be delivered on the date of consummation of the operation.

Shareholders of Fibria holding American Depositary Receipts (“ADR”) will be entitled to receive Suzano ADRs, observing the same exchange ratio. To do so, Suzano will adopt measures to (i) register the operation with the U.S. Securities and Exchange Commission; and (ii) list the ADRs of Suzano in the same listing segment with the New York Stock Exchange where Fibria’s ADRs are currently listed.

Once the operation is consummated, the shares and ADRs issued by Fibria will no longer be traded on B3 S.A. and the New York Stock Exchange (NYSE), respectively.

In accordance with the Voting Commitment, if any restrictions imposed by antitrust authorities in Brazil and/or other countries are too burdensome, Suzano may choose not to consummate the operation, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee may entail certain other conditions of non-consummation of the operation, as expressly envisaged in the Voting Commitment.

In the context of the transaction and subject to the closing of the transaction, on March 15, 2018, the Controlling Shareholders of the Company entered into a Voting Agreement and other covenants with BNDES (“BNDESPAR Voting Agreement”), establishing certain governance commitments, financial and environmental policies of the Company, and limiting the transfer of the shares in the Company held by the Controlling Shareholders of the Company.

Suzano secured firm commitments from certain international financial institutions to contract financing facilities, in the total amount of US$ 4.5 billion, after reductions of the amount initially contracted, whose disbursement is conditioned, among other things, on the consummation of the operation. Proceeds from said financing will be used to finance a part of the installment in cash and combined exports of the Companies.

ii) Approval of the operation

On June 1, 2018, the Company received notice of the Federal Trade Commission, a competitive authority in the United States, granting early conclusion of the transaction analysis between Suzano and Fibria, which represents the authorization of the unrestricted operation in the United States of America.

On July 26, 2018, Suzano’s Board of Directors and Fiscal Council approved, among other matters, the conclusion of the Protocol and Justification between Suzano, Fibria Celulose SA and Eucalipto Holding SA, which establishes the terms and conditions of the corporate reorganization that will allow the combination of the operations and shareholding bases of Suzano and Fibria, object of the Commitment of Voting and Assumption of Obligations celebrated on March 15, 2018 and disclosed through the Company’s Relevant Fact of March 16, 2018 (Note 1.1 b) i)).

On August 8, 2018, the Declaration of Efficiency was issued by the Securities and Exchange Commission of the United States of America (“SEC”) for the registration statement filed by Suzano with the SEC.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

On August 31, 2018, the Company received notice of the State of Administration for Market Regulation (SAMR), authority responsible for competition matters in China, approving the operation between Suzano and Fibria without restrictions in China.

On September 6, 2018, the Company received the notice from the Turkish competition authority that the transaction involving Suzano and Fibria has been approved without restrictions in Turkey.

On September 13, 2018, at Extraordinary General Meeting (AGE), all matters related to the corporate reorganization were approved with a view to combining the operations and shareholder base of the Companies.

On October 11, 2018, the Company received the notification from CADE (Administrative Council for Economic Defense), the Brazilian competition authority, approving without restrictions the transaction involving Suzano and Fibria, which is subject to the elapse of the legal term, according to the applicable law (Note 32 i)).

Consummation of the operation is subject to typical conditions for operations of this nature, including approval by antitrust authorities in the European Union.

iii)               Acquisition of company in Tissue segment (Facepa)

On January 19, 2018, Brazil’s antitrust agency CADE approved without restrictions the acquisition of around 92.84% of the total capital of the mill of Facepa — Fábrica de Papel da Amazônia (“Facepa”) by Suzano.

On March 1, 2018, once all the conditions precedent were implemented and all the approvals obtained from competent government authorities, the direct and indirect acquisition of approximately 92.84% of the total capital and 99.99% of the common capital of Facepa was concluded. Suzano acquired 100% of the control of AGFA - Comércio, Administração e Participações Ltda. (“AGFA”), which holds 28.8% of Facepa, and directly acquired 64.0% from the controlling shareholders of Facepa, thus totaling 92.84%. AGFA is a company with no commercial operation and whose balance sheet basically includes the investment in Facepa.

With the acquisition, in addition to Facepa’s units in Belém (PA) and Fortaleza (CE), the Company already operates its own sanitary paper units in Mucuri (BA) and Imperatriz (MA).

The amount paid for the acquisition was R$ 267,876, made on the date of the acquisition and a contingent amount of R$ 40,000, which is conditioned on the non-materialization of indemnifiable losses by the sellers, totaling R$ 307,876. (Note 14.1 i)).

iv)              Acquisition of company in the energy segment (PCH Mucuri)

On February 19, 2018, after the fulfillment of all the conditions precedent and after approval was obtained from competent government authorities, the operation for the acquisition of all the shares issued by Mucuri Energética S.A. (“PCH Mucuri”) was concluded. PCH Mucuri owns a small hydroelectric plant located in the cities of Carlos Chagas and Pavão in the State of Minas Gerais.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

The amount paid for the acquisition was R$ 48,028 on the date of conclusion of the acquisition. (Note 14.1 ii)).

2                             Presentation of the Unaudited condensed consolidated interim

2.1       Preparation basis and presentation

The unaudited condensed consolidated interim financial information was prepared and is presented in accordance with international standard IAS 34 Interim Financial Reporting, as issued by the International Accounting Standard Board (“IASB”).

The interim information was prepared using the historical cost as the basis of value, except for certain financial assets and liabilities and biological assets that are measured at fair value.

The Company affirms that all the information relevant to its interim information is reported and that it corresponds to that used by the Management for its administration.

2.1.1                     Condensed consolidated

The unaudited condensed consolidated interim financial information was prepared based on the information provided by Suzano and its subsidiaries on the reporting date, as well as in accordance with consistent accounting practices and policies, except for Futuragene PLC., whose reporting date is August 31, 2018, but whose information does not have significant impact on consolidated result.

The subsidiaries are consolidated as from the date of ownership control up to the date control ceases to exist. In the case of joint control (joint venture) with other companies, these investments are measured by the equity method for the consolidated interim information.

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions carried out with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

2.2 Revised of comparative figures

The financial statements as of December 31, 2017, presented for comparison purposes, were revised to reflect the reclassifications of advances for the acquisition of wood, in the amount of R$ 12,870, from Other Accounts Receivable to Advances to Suppliers. The adjustment was a reclassification between items of Current Assets, did not change the total of this group, and also do not change the total of the Assets.

The following item was reclassified in the statement of cash flows, between operating and financing activities: (i) Commitments for the acquisition of assets, in the amounts of R$110,348.

The Company concluded the revision is not relevant to the financial statements.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

3                             Accounting polices

The interim financial information was prepared using accounting practices consistent with those used in the preparation of the annual financial statements at December 31, 2017, except for the application of the new accounting standards as of January 1st, 2018, although, despite the application, there was no material impact on the interim information, as mentioned in the financial statements as of December 31, 2017. This interim financial information should be considered jointly with the annual financial statements.

3.1 Accounting policies adopted

3.1.1                    Financial instruments — IFRS 9

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.  The Company opted for the modified transition method that comparative figures have not been restated.

The adoption of IFRS 9 Financial Instruments from January 1st, 2018 resulted in changes in accounting policies however considering the assessment made by Company there was no material impact or adjustments in January 1st, 2018 due to the new standard.

(i) Classification and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost and (b) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired as explained below:

(a)   Amortized cost

Are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding.

It includes the balance of cash and cash equivalents and trade accounts receivable. Any changes are recognized in income statement under “Financial income” or “Financial expenses”, depending on the outcome.

(b)   Financial assets at fair value through profit or loss

That are either designated in this category or not classified in any of the other categories.

Are the balance of financial investments and derivative financial instruments. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on its outcome.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

(ii) Impairment of financial assets

The Company revised its impairment methodology under IFRS 9. On January 1st, 2018, the Company started to apply IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable. The total impact of the change in impairment methodology on January 1st, 2018 was not material.

3.1.2                    Revenue recognition — IFRS 15

The Company has adopted IFRS 15 Revenue from Contracts with Customers on January 1st, 2018 which resulted in changes in accounting policies, opting the modified transition method that comparative figures have not been restated.

The Company recognizes revenues from contracts with customers as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

The Company follows the conceptual framework of the standard, based on the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligation provided for in the contracts and (v) recognition of revenue when the performance obligation is met.

The transaction confirmation is based on the parameters provided by the corresponding Incoterms (International Commercial Terms) and credit confirmation to the completion of the transaction. Revenue is the net sales revenue, net of taxes, discounts and returns. The revenue is recognized when a performance obligation is satisfied by transferring a promised good or service to a costumer (which is when the costumer obtains control of that good or service).

(a)   Sale of products

The recognition of revenue for domestic and export pulp and paper sales is based on the following principles:

(i)    Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which rewards of ownership are transferred and the performance obligation is satisfied.

(ii)    Export market - export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the Incoterm parameters.

3.2 New standards, revisions and interpretations not yet in force

IASB issued and approved the following accounting standards/interpretations that are not yet effective and the Company did not early adopt them for the preparation of this interim information.

The Management evaluated or is evaluating and measuring the impacts of adopting the following standards/interpretations:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

i) IFRS 16 — Leases — It replaces IAS 17 and essentially requires that lessees recognize future payments in their liabilities and the right to use a leased item in assets for practically all lease agreements. Therefore, financial lease and operating lease agreements receive similar accounting treatment, although certain short-term leases or those for small amounts are outside the scope of this standard. This standard will be effective as of January 1st, 2019.

The Company, based on preliminary assessments, believes that the biggest impact produced by this standard is related to the recognition in the balance sheet of the lease agreements of land used to plant eucalyptus forests, with terms of up to 3 cycles of forest formation, around 21 years (Note 19.4), but for the reporting date, the Company was still analyzing these and other lease agreements, as well as the transition criterion to be adopted to implement the new Standard.

ii) IFRIC 23 Uncertainty over Income Tax Treatments — Clarifies the accounting of tax positions that have not yet been accepted by tax authorities. Both IAS 12/CPC 32 Income Taxes and the new interpretation IFRIC 23 apply only to Income Tax and Social Contribution. IFRIC 23 does not introduce new disclosures, but reinforces the need to comply with certain reporting requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) potential impact of uncertainties that are not reflected in the financial statements. This standard will be effective as of January 1st, 2019.

The Company is evaluating the impacts of adoption on the new standard in its financial statement.

4                             Financial Instruments and Risks

4.1                   Management of financial risks

a)                  Overview

In the nine-month period ended September 30, 2018, there were no significant changes in the financial risk management policies and procedures compared to those reported in Note 4 to the financial statements of December 31, 2017.

The main financial risk factors considered by Management are:

•                  Liquidity risk;

•                  Credit risk;

•                  Currency risk;

•                  Interest rate risks.

The Company does not adopt hedge accounting. Therefore, all results (gains and losses) from derivative operations (settled and outstanding) are fully recognized in the Consolidated statements of income of the periods, as presented in Note 27.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

b)    Measurement

All operations with financial instruments are recognized in the Company’s interim information, as shown below. As a result of the adoption of IFRS 9, no material change in the measurement of financial instruments methodology applied for the prior year.

	Note	9/30/2018	12/31/2017

Assets

At fair value through profit or loss
Financial investments	6	11,264,567	1,631,505
Derivative financial instruments	4.3	642,119	133,910

At amortized costs
Cash and cash equivalents	5	1,705,762	1,076,833
Trade accounts receivable	7	2,761,578	2,297,763

		16,374,026	5,140,011

Liabilities

At amortized cost
Trade accounts payable	18	647,598	621,179
Loans and financing	19	19,073,674	12,191,856
Debentures	21	4,745,060	—
Liabilities for asset acquisition	25	1,148,130	585,986

At fair value through profit or loss
Derivative financial instruments	4.5	3,221,594	127,896

		28,836,056	13,526,917

c)     Fair value versus book value

The comparison between the fair value and carrying value of outstanding financial instruments, at their amortized cost, is shown below:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	9/30/2018		12/31/2017
	Book Value	Fair Value	Book Value	Fair Value

Assets
Cash and cash equivalents	1,705,762	1,705,762	1,076,833	1,076,833
Financial investments	11,264,567	11,264,567	1,631,505	1,631,505
Trade accounts receivable	2,761,578	2,761,578	2,297,763	2,297,763
Derivative financial instruments (current and non-current)	642,119	642,119	133,910	133,910

	16,374,026	16,374,026	5,140,011	5,140,011

Liabilities
Trade accounts payables	647,598	647,598	621,179	621,179
Loans and financing (current and non-current)	19,073,674	21,037,765	12,191,856	13,755,352
Debentures	4,745,060	5,101,190	—	—
Liabilities for asset acquisitions (current and non-current)	1,148,130	1,092,417	585,986	5 64,292
Derivative financial instruments (current and non-current)	3,221,594	3,221,594	127,896	127,896

	28,836,056	31,100,564	13,526,917	15,068,719

4.2       Liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are undiscounted, and include contractual interest payments, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

	9/30/2018
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	647,598	647,598	647,598	—	—	—
Loans and financing	19,073,674	29,422,939	2,602,265	2,340,904	8,376,679	16,103,091
Debentures	4,745,060	9,207,621	374,561	511,167	1,954,456	6,367,437
Liabilities for asset acquisitions	1,148,130	1,291,999	653,520	103,135	327,363	207,981
Derivative financial instruments	3,221,594	3,645,253	2,172,780	647,649	576,860	247,964
Other accounts payable	328,763	328,763	301,881	26,882	—	—

	29,164,819	44,544,173	6,752,605	3,629,737	11,235,358	22,926,473

	12/31/2017
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	621,179	621,179	621,179	—	—	—
Loans and financing	12,191,856	15,897,299	2,704,902	2,686,542	4,930,467	5,575,388
Liabilities for asset acquisitions	585,986	713,723	95,284	9,698	187,686	421,055
Derivative financial instruments	127,896	97,412	24,092	63,971	9,349	—
Other accounts payable	293,193	293,193	280,437	12,756	—	—

	13,820,110	17,622,806	3,725,894	2,772,967	5,127,502	5,996,443

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

4.3                     Credit risk

The book value of financial assets representing the exposure to credit risk on the date of the interim information was as follows:

	Note	9/30/2018	12/31/2017

Assets
Cash and cash equivalents	5	1,705,762	1,076,833
Financial investments	6	11,264,567	1,631,505
Trade accounts receivable	7	2,761,578	2,297,763
Derivative financial instruments		642,119	133,910

		16,374,026	5,140,011

The Counterparties, mostly financial institutions with whom the Company conducts transactions classified under cash and cash equivalents, financial investments and derivatives financial instruments, are rated by the rating agencies Fitch Ratings, Standard & Poor’s and Moody’s. The risk rating is as follows:

	Cash and cash equivalents		Derivative financial
	and financial investments		instruments
Risk rating (a)	9/30/2018	12/31/2017	9/30/2018	12/31/2017

AAA	7,591,765	2,168,810	328,744	65,510
AA+	5,128,778	169,881	299,775	51,231
AA	64,371	207,925	—	3,143
AA-	137,225	113,623	13,600	14,026
A	47,137	45,753	—	—
A-	1,051	2,330	—	—
BB	2	16	—	—

	12,970,329	2,708,338	642,119	133,910

(a)                       We use the Brazilian Risk Rating and the rating is given by rating agencies Fitch Ratings, Standard & Poor’s and Moody’s.

The risk rating of trade accounts receivable is as follows:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	9/30/2018	12/31/2017

Low Risk (a)	2,716,004	2,262,628
Average Risk (b)	24,371	21,016
High Risk (c)	58,681	52,859
	2,799,056	2,336,503

(a)                  No past due and delay up to 30 days.

(b)                  Overdue between 30 and 90 days.

(c)                   Overdue more than 90 days and renegotiated with the client or with security interest.

4.4                     Market risk

4.4.1           Exchange rate risk

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. dollars, are demonstrated below:

	9/30/2018	12/31/2017

Assets
Cash and cash equivalents	1,307,774	585,541
Trade accounts receivable	1,952,066	1,544,633
Derivative financial instruments	636,600	133,910

	3,896,440	2,264,084

Liabilities
Trade accounts payables	(101,690)	(45,548)
Loans and financing	(14,180,594)	(8,616,807)
Liabilities for asset acquisitions	(337,943)	(332,193)
Derivative financial instruments	(3,208,211)	(126,781)

	(17,828,438)	(9,121,329)

Liability exposure	(13,931,998)	(6,857,245)

Foreign denominated balances are primarily denominated in US Dollars.

Sensitivity analysis — foreign exchange exposure

For market risk analysis, the Company uses scenarios to jointly evaluate the long and short positions in foreign currency, and the possible effects on its results. The probable

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

scenario represents the amounts already booked, as they reflect the translation into Brazilian reais on the base date of the balance sheet.

The other scenarios were created considering the depreciation of the Brazilian real against the U.S. dollar at the rates of 25% and 50%.

This analysis assumes that all other variables, in particular interest rates, remain constant, the following table presents the potential impacts on results assuming these scenarios:

	9/30/2018
	As of	Effect on Income and Equity
	Probable	Possible Increase (Δ 25%)	Remote Increase (Δ 50%)

Cash and cash equivalents	1,307,774	326,944	653,887
Trade accounts receivable	1,952,066	488,017	976,033
Trade accounts payables	(101,690)	(25,422)	(50,845)
Loans and financing	(14,180,594)	(3,545,149)	(7,090,297)
Liabilities for asset acquisitions	(337,943)	(84,486)	(168,971)
Derivatives Non Deliverable Forward (“NDF”) (a)	(693,529)	(2,903,544)	(5,807,089)
Derivatives Swap (a)	(1,072,653)	(2,396,414)	(4,814,731)
Derivatives Options (a)	(805,429)	(2,949,900)	(6,210,908)

		(11,089,953)	(22,512,921)

(a)         For the notional amounts of derivatives, see Note 4.5.

4.4.2           Interest rate risk

Fluctuations in interest rates could result in increase or decrease in costs of new financing and operations already contracted.

The Company constantly seeks alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Sensitivity analysis — exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: CDI, Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”)  and London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The other scenarios were developed considering appreciation of 25% and 50% in the market interest rates. The following table shows the potential impacts on the results in the event of these scenarios:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	9/30/2018
	As of	Effect on Income and Equity
		Possible Increase	Remote Increase
	Probable	(Δ 25%)	(Δ 50%)

CDI
Cash and cash equivalents	397,988	6,607	13,316
Financial investments	9,239,424	153,380	309,142
Loans and financing	(4,253,649)	(341,375)	(413,085)
Debentures	(4,745,060)	(380,813)	(460,808)
Derivative Swaps	(1,072,652)	949,578	1,867,252
Derivative Options	(805,429)	(155,860)	(282,602)
		231,517	1,033,215

Special System for Settlement and Custody (“SELIC”)
Financial investments	2,025,143	33,618	67,759
		33,618	67,759

TJLP
Loans and financing	(216,461)	(3,653)	(7,306)

		(3,653)	(7,306)

LIBOR
Loans and financing	(4,378,718)	(24,740)	(49,480)
Derivative Swap	(7,865)	288,702	569,456

		263,962	519,976

4.5                     Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts can differ from the amounts realized in the event of early settlement. The amounts reported by the Company are based on an estimate and using data provided from a third party, which is reviewed by management.

a)            Outstanding derivatives by type of contract

On September 30, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	Notional value in US$		Fair value
	9/30/2018	12/31/2017	9/30/2018	12/31/2017

Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	2,265,000	1,485,000	(375,455)	25,822
NDF (R$ x US$)	50,000	—	(4,087)	—
Fixed Swap (US$) vs. CDI	—	50,000	—	5,356
Fixed Swap CDI vs. US$	—	50,000	—	(2,485)
Subtotal	2,315,000	1,585,000	(379,542)	28,693

Debte hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	801,772	291,725	(541,402)	(21,562)
Subtotal	801,772	291,725	(541,402)	(21,562)

Interest hedge
Swap LIBOR vs. Fixed (US$)	763,492	19,841	(2,647)	(1,117)
Subtotal	763,492	19,841	(2,647)	(1,117)

Total in derivatives (Cash Flow)	3,880,264	1,896,566	(923,591)	6,014

Fibria’s operation
Exchange hedge
Zero cost collar	1,300,000	—	(429,975)	—
NDF (R$ x US$)	2,900,000	—	(689,441)	—
Subtotal	4,200,000	—	(1,119,416)	—

Debt hedge
Exchange hedge
Swap CDI x Fixed (US$)	1,650,000	—	(531,251)	—
Subtotal	1,650,000	—	(531,251)	—

Interest hedge
Swap Libor x Fixed (US$)	2,000,000	—	(5,217)	—
Subtotal	2,000,000	—	(5,217)	—

Total in derivatives (Fibria’s operation)	7,850,000	—	(1,655,884)	—

Total in derivatives	11,730,264	1,896,566	(2,579,475)	6,014

Current assets			512,861	77,090
Non-current assets			129,258	56,820
Current liabilities			(1,944,042)	(23,819)
Non-current liabilities			(1,277,552)	(104,077)

			(2,579,475)	6,014

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on agreed dates.

Contracts outstanding on September 30, 2018 are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

As mentioned in Note 1.1 b) i) related to the corporate reorganization transaction with Fibria, the Company obtained firm commitments from certain international financial institutions to contract financing, totaling US$ 4.5 billion, whose disbursement is

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

conditional, among others conditions, to the consummation of the transaction. The proceeds of such financing will be used to settle part of the cash portion of this transaction determined in Reais-R$. In order to mitigate the currency risk between the origin of dollar resources and the commitment in Reais, the Company increased the use of the currency hedge derivatives in the period.

As the business under acquisition is usually precified in US$ and the guaranteed credit line obtained is also in US$, management strategy is to hedge the final consideration to be paid in US$, entering into derivative contracts.

b)         Fair value by maturity date

Derivatives mature as follows:

Maturity of	Net Fair value
derivatives	9/30/2018	12/31/2017

In 2018	(20,171)	53,270
In 2019	(1,453,611)	(16,064)
In 2020	(221,378)	(31,192)
In 2021	228,579	—
In 2022	190,561	—
In 2023	142,488	—
In 2024	117,099	—
In 2025	(740,186)	—
In 2026	(822,856)	—
	(2,579,475)	6,014

c)          Long and short position of outstanding derivatives

On September 30, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	Notional value			Fair value
	Currency	9/30/2018	12/31/2017	9/30/2018	12/31/2017

Debt hedge
Assets
Swap CDI vs. Fixed (US$)	R$	8,888,288	950,000	138,199	22,525
Swap LIBOR vs. Fixed (US$)	US$	2,763,492	19,841	5,519	65,517
Subtotal				143,718	88,042

Liabilities
Swap CDI vs. Fixed (US$)	US$	2,451,772	291,725	(1,210,852)	(44,087)
Swap LIBOR vs. Fixed (US$)	US$	2,763,492	19,841	(13,383)	(66,634)
Subtotal				(1,224,235)	(110,721)

Total swap agreements				(1,080,517)	(22,679)

Cash flow
Zero-cost collar (US$ vs. R$)	US$	3,565,000	1,485,000	(805,429)	25,822
Swap Fixed (US$) vs. CDI	US$	—	50,000	—	5,356
NDF (R$ x US$)	US$	2,950,000	—	(693,529)	—
Swap CDI x Fixed (US$)	US$	—	50,000	—	(2,485)
Subtotal				(1,498,958)	28,693

Total in derivatives				(2,579,475)	6,014

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

d)         Settled derivatives

In the three and nine-month period ended September 30, 2018 and 2017, the consolidated positions of settled derivatives were as follows:

	Cash paid / Received amount (In thousand of R$)
	3Q18	3Q17	9M18	9M17

Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	(8,472)	665	1,693	665
NDF (R$ vs. US$)	(998,139)	—	(998,139)	11,110
NDF (MXN vs. US$)	—	—	—	39
Subtotal	(1,006,611)	665	(996,446)	11,814

Commodity hedge
Bunker (oil)	—	—	—	2,631
Subtotal	—	—	—	2,631

Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	(705)	—	(6,387)	49,588
Swap Fixed (US$) vs. CDI	—	—	—	(8,809)
Subtotal	(705)	—	(6,387)	40,779

Interest hedge
Swap LIBOR vs. Fixed (US$)	—	—	(615)	(1,544)
Swap Coupon vs. Fixed (US$)	—	—	—	15,824
Subtotal	—	—	(615)	14,280

Total in derivatives (a)	(1,007,316)	665	(1,003,448)	69,504

(a) In the period ended September 30, 2018 and 2017 there was a receipt of R$ 259,602 and R$ 77,700 respectively, related to unhedged options and therefore not presented in the table above.

4.6                     Capital management

The main objective of Company’s capital management is to ensure and maintain a solid credit rating, in addition to mitigating risks that may affect capital availability in business development.

The Company monitors constantly significant indicators, such as:

i) consolidated financial leverage index, which is the total net debt divided by adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”);

ii) management of contractual financial covenants, maintaining safety margin to not exceed these covenants. Management prioritizes new loans denominated in the same currency of its main cash generation source, in order to obtain a natural hedge in the long term for its cash flow. The Company manages its capital structure and makes adjustments based on changes in economic conditions.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	9/30/2018	12/31/2017

Loans and financing	19,073,674	12,191,856
Debentures	4,745,060	—
(-) Cash and financial investments	(12,970,329)	(2,708,338)
Net debt	10,848,405	9,483,518

Shareholders’ equity controlling	10,632,103	11,616,611
Shareholders’ equity non-controlling	15,137	—
Shareholders’ equity and net debt	21,495,645	21,100,129

4.7                     Fair value hierarchy

The financial instruments and other interim information items assessed at fair value are presented in accordance with the levels defined below:

• Level 1 – Prices quoted (unadjusted) in active markets for identical assets or liabilities;

• Level 2 – Inputs other than the prices quoted in active markets included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

• Level 3 – Inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	9/30/2018
	Fair value	Level 1	Level 2	Level 3

Assets
Financial investments	11,264,567	4,612,652	6,651,915	—
Derivative financial instruments	642,119	—	642,119	—
Biological assets (a)	5,002,922	—	—	5,002,922
	16,909,608	4,612,652	7,294,034	5,002,922

Liabilities
Derivative financial instruments	3,221,594	—	3,221,594	—
	3,221,594	—	3,221,594	—

	12/31/2017
	Fair value	Level 1	Level 2	Level 3

Assets
Financial Investments	1,631,505	—	1,631,505	—
Derivative financial instruments	133,910	—	133,910	—
Biological assets (a)	4,548,897	—	—	4,548,897
	6,314,312	—	1,765,415	4,548,897

Liabilities
Derivative financial instruments	127,896	—	127,896	—
	127,896	—	127,896	—

(a) Changes in fair value of biological assets are shown in Note 13.

4.8                     Guarantees

The Company has as guarantee letters of credit and credit insurance policies. In the period ended September 30, 2018, consolidated accounts receivable operations pegged to exports amount to US$ 476 million (equivalent to R$1,909,840) (December 31, 2017 US$ 429 million, equivalent to R$ 1,421,446).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

5                             Cash and Cash Equivalents

	9/30/2018	12/31/2017

Cash and banks
Local currency	30,057	19,124
Foreign currency	1,307,774	583,604
	1,337,831	602,728
Financial investments
Local currency	367,931	472,168
Foreign currency	—	1,937
	367,931	474,105

	1,705,762	1,076,833

Financial investments in local currency are low risk and highly liquidity and correspond to investments indexed to the CDI. On September 30, 2018, the interest rates on financial investments ranged between 92% and 104% of CDI index (December 31, 2017, the interest rates ranged between 94% and 110% of CDI index).

6                             Financial Investments

	9/30/2018	12/31/2017

Financial assets measured at fair value through profit or loss held for trading
Investment funds (a)	4,612,652	1,593,066
Bank Deposit Certificates (“CDB”) (b)	4,626,772	38,439
Government Securities (c)	2,025,143	—

	11,264,567	1,631,505

(a) Investment funds invest in fixed income instruments, diversified between private institution bonds and government bonds, are remunerated at a rate between 73.3% and 100.8% of CDI index rate at September 30, 2018. Investment portfolios are frequently monitored by the Company for the purpose of checking compliance with the investment policy, which seeks low risk and high liquidity of securities. The risk classification of these assets is presented on Note 4.3.

(b) Bank Deposit Certificates (“CDBs”) were remunerated on average at 102.06% of the CDI at September 30, 2018 (December 31, 2017, was remunerated at 102.48%).

(c) Government securities are investments in Treasury Financial Letter (“LFT”) remunerated at 100% of the SELIC rate.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

7                             Trade Accounts Receivable

7.1                               Breakdown of balances

	9/30/2018	12/31/2017

Domestic customers
Third parties	776,328	735,627
Receivables Investment Fund (“FIDC”) (a)	21,873	25,825
Related parties	48,660	28,652

Foreign customers
Third parties	1,952,195	1,546,399

Allowance for doubtful accounts	(37,478)	(38,740)

	2,761,578	2,297,763

(a)         In 2017 the Company created the FIDC, that is a vehicle with the purpose with of acquiring credit rights originated from sales made by Suzano to facilitate credit to certain clients. FIDC is an investment fund that acquires receivables and securities representing credit rights. The FIDC has a two year term with renew rights under certain conditions. On September 30, 2018, Suzano has a co-obligation and retains substantial credit risk, accordingly Suzano recorded an accounts receivable of R$ 21,873 and a liability of R$ 21,384 net of transaction costs (Note 19). (December 31, 2017 R$ 25,825 and R$ 24,665, respectively).

7.2                              Past due securities

	9/30/2018	12/31/2017
Past due:
Up to 30 days	88,794	67,239
From 31 and 60 days	19,537	16,066
From 61 and 90 days	4,834	3,949
From 91 and 120 days	3,335	2,831
From 121 and 180 days	5,724	9,423
Over 180 days	49,622	39,905
	171,846	139,413

% Total overdue receivables.	6%	6%

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

7.3                              Changes in allowance for doubtful accounts

	3Q18	3Q17	9M18	9M17

Balance at beginning of the period	(38,602)	(44,763)	(38,740)	(44,517)
Credits accrued in the period	(2,767)	(13,414)	(11,315)	(33,163)
Credits recovered in the period	1,256	2,666	4,882	4,946
Credits definitively written-off from position	2,589	11,268	7,851	28,491
Exchange variation	46	24	(156)	24

Balance at end of the period	(37,478)	(44,219)	(37,478)	(44,219)

The Company has guarantees for overdue securities in its commercial transactions, through credit insurance policies, letters of credit and collateral. Part of these guarantees is equivalent to the need to recognize allowance for doubtful accounts, in accordance with the credit policy (Note 4.3).

8                             Inventories

	9/30/2018	12/31/2017
Finished goods
Pulp
Domestic	176,774	82,008
Foreign	238,443	198,380
Paper
Domestic	233,480	200,683
Foreign	67,007	67,223
Consumer Goods
Domestic	21,659	6,376
Work in process	69,493	63,797
Raw materials	513,565	399,086
Spare Parts	225,164	180,712

	1,545,585	1,198,265

As of September 30, 2018, inventories are net of estimated losses in the amounts of R$ 31,055 (December 31, 2017, R$ 51,911).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

8.1                   Estimated loss movement

	3Q18	3Q17	9M18	9M17

Balance at the beginning of the period	(40,447)	(27,957)	(51,911)	(28,206)
Estimated loss	(4,240)	(10,410)	(8,111)	(10,422)
Estimated loss reversal	3,193	471	4,588	471
Write-off inventories	10,439	—	24,379	261

Balance at the end of the period	(31,055)	(37,896)	(31,055)	(37,896)

The additions and reversals of estimated and direct losses are recognized in the statement of income under the item cost of the product.

In the nine-month period ended September 30, 2018, additional write-offs for specific projects were directly recognized in the income statement in the amount of R$ 19,616 (September 30, 2017 R$ 3,416).

No inventory items were given as collateral for or guarantee of liabilities for the periods presented.

9                             Recoverable Taxes

	9/30/2018	12/31/2017

Withholding tax and prepaid income tax and social contribution	52,232	58,823
PIS and COFINS - on acquisition of fixed assets (a)	56,637	58,767
PIS and COFINS - other operations	38,915	50,077
ICMS - on acquisition of fixed assets (b)	73,761	71,603
ICMS - other operations (c)	222,426	280,384
Reintegra Program (d)	49,148	71,376
Other taxes and contributions	23,345	4,298
Provision for the impairment of ICMS credits (e)	(11,629)	(10,583)

	504,835	584,745

Current assets	287,116	300,988
Non-current assets	217,719	283,757

(a)         Social Integration Program (“PIS”) / Social Security Funding Contribution (“COFINS”) - Credits whose realization is linked to the depreciation period of the corresponding asset.

(b)         Value-added Tax on Sales and Services (“ICMS”) - Credits from the entry of goods destined for property, plant and equipment are recognized in the ratio of 1/48 from the entry and on a monthly basis, as per the bookkeeping of ICMS Control on Property, Plant and Equipment — CIAP.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

(c)          ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products.  Credits are concentrated in the state of Maranhão, where the Company realizes the credits through “Transfer of Accrued Credit” (sale of credits to third parties), after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Maranhão.

(d)         Special Regime of Tax Refunds for Export Companies (“Reintegra”). Reintegra is as program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, in order to make them more competitive on international markets.

(e)          Provision for discount on sales to third parties of accrued credit of ICMS in item “c” above.

10                      Advance to Suppliers

	9/30/2018	12/31/2017
Advance to Suppliers

Forestry development program (a)	225,025	237,466
Advance for the purchase of finished product	—	33,324
Advance to suppliers (b)	89,837	37,264
	314,862	308,054

Current assets	72,673	86,499
Non current assets	242,189	221,555

(a) Advances of funds and inputs for timber development.

(b) Advances to suppliers for the purchase of third-party materials, services and timber.

11                      Related Parties

Related parties	Type of operation	Type of interest
Bexma Comercial Ltda. (“Bexma”)	Administrative expenses	Controlled by key management personnel
Bizma Investimentos Ltda. (“Bizma”)	Investment fund management	Controlled by key management personnel
Central Distribuidora de Papéis Ltda. (“Central”)	Sale of paper	Controlled by close family personnel
Ibema Cia Brasileira de Papel (“Ibema”)	Sale of paper	Joint venture
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável (“Ecofuturo”)	Social services	Controlled by key management personnel
IPLF Holding S.A. (“IPLF”)	Shared corporate costs and expenses	Controlled by key management personnel
Lazam MDS Corretora e Adm. Seguros S.A. (“Lazam-MDS”)	Insurance advisory and consulting	Controlled by key management personnel
Mabex Representações e Participações Ltda. (“Mabex”)	Aircraft services (freight)	Controlled by key management personnel
Nemonorte Imóveis e Participações Ltda. (“Nemonorte”)	Real estate advisory	Controlled by key management personnel
Suzano Holding S.A. (“Holding”)	Grant of suretyship and administrative costs	Immediate Parent

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

11.1                        Balance sheets on September 30, 2018

	Assets		Liabilities
	Current		Current
Item of balance sheet	Trade receivables		Trade payables

Holding	3		122
IPLF	1		—
Bexma	1		—
Ibema	48,553	(a)	6,376
Bizma	1		—
	48,559		6,497

(a) Pulp and paper sales operations.

11.2                        Balances sheets on December 31, 2017

	Assets		Liabilities
	Current		Current
	Trade
Item of balance sheet	receivables		Trade payables

Holding	—		141
Ecofuturo	4		45
Ibema	28,628	(a)	6,954
	28,632		7,140

(a) Pulp and paper sales operations.

11.3  Transactions in the three and nine-month period ended September 30, 2018 and 2017

	Income Statement					Income Statement
	3Q18			3Q17		9M18			9M17
	Income		Expenses	Income	Expenses	Income		Expenses	Income	Expenses
Holding	7		(3,032)	5	(3,516)	42		(9,090)	347	(10,666)
IPLF	1		—	—	—	3		—	9	(8)
Central	—		—	1,161	—	—		—	4,056	—
Nemonorte	—		(228)	—	(481)	—		(228)	—	(1,368)
Mabex	—		42	—	(78)	—		(83)	—	(285)
Bexma	2		—	4	—	8		—	—	—
Lazam - MDS	—		—	—	(61)	—		(31)	4	(309)
Ecofuturo	—		—	—	(925)	2		(1,750)	—	(2,822)
Ibema	71,351	(a)	(7,344)	14,960	—	127,926	(a)	(7,344)	43,907	—
Bizma	1		—	—	—	14		—	—	—
	71,362		(10,562)	16,130	(5,061)	127,994		(18,525)	48,323	(15,458)

(a) Pulp and paper sales operations.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

11.4  Management compensation

For the three and nine-month periods ended September 30, 2018 and 2017, expenses related to the compensation of key management personnel which include the Board of Directors, Fiscal Council and Board of Executive Officers, in addition to certain executives, recognized in the statement of income for the period, are shown below:

	3Q18	3Q17	9M18	9M17
Short-term benefits
Salary or compensation	17,979	4,434	37,478	18,135
Direct and indirect benefits	734	959	2,172	2,100
Bonus	3,721	5,153	14,150	16,088
	22,434	10,546	53,800	36,323

Long-term benefits
Share-based compensation	13,331	6,215	63,530	33,456
	13,331	6,215	63,530	33,456
	35,765	16,761	117,330	69,779

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory “13th salary” bonus), and payroll charges (company share of contributions to social security — INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, grocery voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key Management members, in accordance with the specific regulations (Note 24).

12                      Current and Deferred Taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Deferred income and social contribution taxes are originated as follows:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	9/30/2018	12/31/2017

Income tax loss carryforward	390,153	575,248
Social contribution tax loss carryforward	6,627	29,830
Provision for tax, civil and labor liabilities	98,996	103,631
Temporary differences provision (operational and others)	263,491	203,831
Exchange variation losses (net) - payable on a cash
basis for tax purposes	687,908	82,793
Losses on derivatives	877,021	29,943
Other temporary differences	157,459	112,050

Non-current assets	2,481,655	1,137,326

Tax benefit of goodwill - goodwill not amortized for accouting purposes	12,386	10,063
Property, plant and equipment - deemed cost adjustment	1,563,133	1,603,987
Biological assets - fair value	149,878	90,461
Tax accelerated depreciation	1,189,433	1,183,115
Gains on derivatives	—	31,988
Other temporary differences	27,120	2,519

Non-current liabilities	2,941,950	2,922,133

Total non-current assets, net	5,960	2,606
Total non-current liabilities, net	466,255	1,787,413

The income tax loss carryforward, negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (IRPJ).

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is shown below:

	9/30/2018	12/31/2017

Tax loss carryforward	1,560,613	2,300,993
Social contribution tax loss carryforward	73,632	331,445

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

12.1 Reconciliation of the effects of income tax and social contribution on profit or loss

	3Q18	3Q17	9M18	9M17

Net (loss) income before taxes	(228,979)	1,091,692	(2,049,698)	1,826,217
Income and social contribution expenses at statutory nominal rate - 34%	77,853	(371,175)	696,897	(620,914)
Tax effect on permanent differences:
Tax incentive - Reduction SUDENE (a)	63,102	46,509	158,135	104,434
Equity method	1,357	(5,304)	1,315	4,496
Taxation difference - Subsidiaries (b)	(10,322)	25,052	46,949	118,380
Credit related to Reintegra program	10,216	9,628	36,891	27,593
Higher taxation on foreign subsidiaries	(23,007)	2,788	(23,007)	(5,017)
Other	2,173	10,070	(9,582)	9,535
	121,371	(282,432)	907,600	(361,493)

Income tax	(41,555)	(22,249)	(229,113)	(61,756)
Current	150,896	(173,575)	943,906	(177,333)
Deferred	109,341	(195,824)	714,793	(239,089)

Social Contribution	(55,720)	(29,043)	(191,034)	(75,940)
Current	67,750	(57,565)	383,841	(46,464)
Deferred	12,031	(86,608)	192,807	(122,404)

Income tax and social contribution benefits (expenses) in the periods	121,371	(282,432)	907,600	(361,493)

Effective rate of income and social contribution tax expenses	53.0%	25.9%	44.3%	19.8%

(a)             Refers to the benefit of reducing 75% of the income tax calculated based on Profits form exploration on the units Mucuri (BA) and Imperatriz (MA).

(b)             Refers, substantially, to the difference between the nominal rate of the Company and its subsidiaries in Brazil and abroad.

13                      Biological Assets

The changes in the balances of biological assets in the respective periods are shown below:

Balances on December 31, 2016	4,072,528
Additions (a)	912,368
Depletion for the year	(551,135)
Gain on adjustment to fair value (b)	192,504
Disposal of forests	(28,030)
Other write-offs	(49,338)
Balances on December 31, 2017	4,548,897
Additions (a)	986,614
Depletion for the period	(516,948)
Gain on adjustment to fair value	5,954
Disposal of forests	(14,817)
Other write-offs	(6,778)
Balances on September 30, 2018	5,002,922

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

(a)       Refers to the formation and acquisition of forests, of which R$ 611,950 of forest formation and R$ 376,664 of forest acquisition (December 31, 2017, R$ 775,954 and R$ 136,414, respectively). The costs incurred to lease lands with subsidiaries are eliminated.

(b)       The gain reported in 2017 is mainly due to the gross wood price in the regions of Maranhão and Pará and the maintenance of other assumptions.

The Company’s biological assets are mainly made of eucalyptus forest for reforestation used to supply wood to pulp and paper mills and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the calculation of fair value due to its nature.

The fair value of eucalyptus forests is determined semiannually through the income approach method by using the Discounted Cash Flow method.

14                      Investments

Joint Venture
Ibema
Balance at December 31, 2016	873
Equity method	5,872
Other	19
Balance at December 31, 2017	6,764
Equity method	3,869
Balance at September 30, 2018	10,633

The financial information of joint venture is shown below:

	Joint Venture
	Ibema
	9/30/2018	12/31/2017
Equity interest %	49.9%	49.9%
Total assets	343,721	334,827
Total liabilities	334,002	334,009
Adjusted equity (a)	9,719	818
Net income for the period	8,676	9,790

(a)         Adjusted for unrealized profits with parent company.

14.1 Business Combination

In order to determine the accounting policies for registration of the transactions described in the following notes 14 i) and ii), the provisions in IFRS 3 - Business Combination and application of the equity method.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

Suzano incurred costs related to the acquisition described in the following notes 14 i) and ii) of these assets, which were included in the statement of income for the period when incurred.

Net assets were evaluated by Management and an independent appraisers was hired to assist in determining the fair values. The Income Approach methodology was used to determine the fair value of the assets and liabilities of Facepa and PCH Mucuri, which is based on the preparation of the future cash flow discounted to present value. This method considers that the fair value of an asset is related to the present value of the net cash flows generated by the asset in the future.

Intangible assets were evaluated by independent appraisers for the purpose of fair value assignment.

(i)                                    Facepa

On March 1, 2018, the Company acquired direct and indirect control of 92.84% of the shares of Facepa - Fábrica de Papel da Amazônia S.A.

The net assets acquired are presented below, and the accounting numbers are very close to the fair value numbers:

Facepa Fabrica de Papel da Amazônia S.A.

Asset	3/1/2018
Current
Cash and cash equivalents	12,743
Trade accounts receivable	49,315
Inventories	20,162
Recoverable taxes	13,710
Other assets	2,011

Total current assets	97,941

Non-current
Recoverable taxes	425
Judicial deposits	1,341
Other assets	290
Investment	423
Property, plant and equipment	77,431
Intangible	211

Total non-current assets	80,121

Total assets	178,062

Liabilities	3/1/2018
Current
Trade accounts payable	21,814
Loans and financing	5,277
Taxes payable	8,087
Advances to suppliers	595
Dividends payable	1,717
Other liabilities with transaction	9,762
Other liabilities (rebates)	1,214

Total current liabilities	48,466

Non-Current
Loans and financing	21,399
Labor provision	1,350
Other liabilities	418

Total non-current liabilities	23,167

Total net	106,429

Total liabilities	178,062

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

The assets identified in the valuation, based on their fair values, are presented as follows:

Values

Net assets of Facepa	106,429
Net assets acquired of AGFA (a)	590

Intangible - Trademarks	21,598
Intangible - Customer relationship	28,505
Intangible - Non-Compete	3,374
Property, plant and equipment	49,814

Total net assets at fair value	210,310
Total consideration transferred / to be transferred	307,876
Non-controlling interest (b)	15,016

Goodwill on business combination	112,582

(a)         As mentioned in Note 1.1 b) iii), AGFA is a non-operating company and was acquired in the Facepa transaction, considering 100% of the shares. The balance of the net assets refer to accounts receivable with Facepa and balance in bank account.

(b)         The non-controlling interest’s was proportionate share of the acquired entity’s net identifiable assets.

Goodwill, which corresponds to 36.6% of the consideration transferred, is attributable mainly to the expectation of future profitability due to the operational synergies related to the tissue segment.

If the acquisition had occurred on 1 January 2018, consolidated pro-forma revenue and loss for the period ended 30 September 2018 would have been R$ 271.413 and R$ 3.759 respectively (unaudited). This information regarding net revenue and loss was obtained through the aggregation of the amounts of the acquiring and acquired companies and does not represent the actual amounts consolidated for the period.

The net revenue and profit that impacted the consolidation are R$ 216,404 and R$ 10,585, respectively.

(ii)                                PCH Mucuri

On February 19, 2018, the Company acquired control of 100.00% of the shares of PCH Mucuri.

The net assets acquired are presented below, and the accounting numbers are very close to the fair value numbers:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

Mucuri Energética S.A.

2/19/2018
Asset
Current
Cash and cash equivalents	8,692
Trade accounts receivable	2,663
Recoverable taxes	111
Prepaid expenses	17

Total current assets	11,483

Non-current
Judicial deposits	1,682
Financial investments	2,472
Property, plant and equipment	110,459
Deferred	9
Intangible	109

Total non-current assets	114,731

Total assets	126,214

2/19/2018
Liabilities
Current
Trade accounts payable	255
Loans and financing	5,439
Related parts	4
Taxes payable	540
Sector charges	12
Securities	57
Other provisions	12,328

Total current liabilities	18,635

Non-current
Loans and financing	47,808
Labor provision	550
Provision TAC (Conduct Adjustment Commitment)	11,500

Total non-current liabilities	59,858

Total net	47,721

Total liabilities	126,214

The net assets evaluated based on their fair values are shown below:

Values

Net assets acquired	47,721

Total net assets at fair value	47,721
Total consideration transferred	48,028

Goodwill on business combination	307

If the acquisition had occurred on 1 January 2018, consolidated pro-forma revenue and loss for the period ended 30 September 2018 would have been R$ 19,040 and R$ 110,907 respectively (unaudited). This information regarding net revenue and profit was obtained through the aggregation of the amounts of the acquiring and acquired companies and does not represent the actual amounts consolidated for the period.

The net revenue and profit that impacted the consolidation are R$ 15,803 and R $ 1,915, respectively.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

15          Property, Plant and Equipment

			Machinery and		Land and	Added(d)	Work in
		Buildings	equipment	Other assets	farms	value	progress	Total
Annual average depreciation rate		3.46%	5.40%	17.65%	—	—	—	—
Cost
Balances on December 31, 2016		2,683,827	15,345,570	299,131	4,368,577	—	390,671	23,087,775
Transfers		141,161	485,182	3,297	3,920	—	(633,560)	—
Transfers between other assets	(b)	(4,500)	4,434	(7,035)	—	—	(8,705)	(15,806)
Additions		4,648	106,422	6,527	2,257	—	731,740	851,594
Write-offs	(a)	(9,463)	(95,277)	(13,525)	(26,161)	—	(4,697)	(149,123)
Interest capitalization		—	—	—	—	—	8,286	8,286
Balances on December 31, 2017		2,815,673	15,846,331	288,395	4,348,592	—	483,735	23,782,726
Transfers		71,004	224,003	11,481	745,070	—	(1,051,559)	—
Transfers between other assets	(b)	4,500	1,164	988	—	—	(2,077)	4,575
Additions		1,679	99,552	9,142	1,206	—	1,150,216	1,261,795
Acquisition Facepa		18,505	46,165	1,920	7,446	49,814	4,691	128,540
Acquistion PCH Mucuri		102,376	3,781	26	4,273	—	2	110,458
Write-offs	(a)	(8,495)	(65,199)	(1,013)	(22,291)	—	—	(96,998)
Interest capitalization		—	—	—	—	—	1,498	1,498
Balances on September 30, 2018		3,005,242	16,155,798	310,938	5,084,296	49,814	586,506 (c)	25,192,594

Depreciation
Balances on December 31, 2016		(762,686)	(5,908,943)	(180,866)	—	—	—	(6,852,495)
Transfers		8	270	(278)	—	—	—	—
Write-offs	(a)	3,172	64,536	13,145	—	—	—	80,853
Depreciation		(70,315)	(701,822)	(27,719)	—	—	—	(799,856)
Balances on December 31, 2017		(829,821)	(6,545,959)	(195,718)	—	—	—	(7,571,498)
Transfers		7	1,391	(1,398)	—	—	—	—
Write-offs	(a)	1,318	59,243	195	—	—	—	60,756
Depreciation		(58,822)	(568,578)	(22,271)	—	—	—	(649,671)
Balances on September 30, 2018		(887,318)	(7,053,903)	(219,192)	—	—	—	(8,160,413)

Net
Balances on September 30, 2018		2,117,924	9,101,895	91,746	5,084,296	49,814	586,506 (c)	17,032,181
Balances on December 31, 2017		1,985,852	9,300,372	92,677	4,348,592	—	483,735 (c)	16,211,228

(a)              In addition to disposals, write-offs include obsolescence and scrapping;

(b)             Includes transfers between the lines of inventory, intangible assets and non-current assets for sale, related to semi-trucks R$ 6,047 and R$ 67 related to vehicle (December 31, 2017, semi-trucks R$ 7,035 and commercial property R$ 4,500).

(c)              The balance of work in progress comes from investments made in line with its strategy to maximize return for shareholders, of which: (i) adjacent business R$ 88,278; (ii) structural competitiveness R$ 406,801 and (iii) other investments R$ 91,426 (December 31, 2017, (i) adjacent business R$ 134,299; (ii) structural competitiveness R$ 264,606; and (iii) other investments R$ 84,830).

(d)             See note 14.1 i).

Machinery and equipment include amounts recognized as financial leasing outlined in Note 19.4.

On September 30, 2018, the Company did not identify any event that indicates impairment of assets.

15.1                       Assets given as collateral

On September 30, 2018, assets given as collateral in loan operations and lawsuits amounted to R$ 11,449,579 (R$ 11,571,632 on December 31, 2017).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

16                      Intangible Assets

16.1                        Goodwill

	9/30/2018	12/31/2017

Vale Florestar S.A.	45,435	45,435
Paineiras Logística	10	10
Facepa (a)	112,582	—
PCH Mucuri (a)	307	—
	158,334	45,445

(a)         Companies acquired in the first quarter of 2018. (Notes 14.1 i) and ii)).

On September 30, 2018, the Company did not identify any event that indicates impairment of assets.

16.2                        Intangible assets with indefinite useful life

On September 30, 2018 and December 31, 2017, the amount related to other intangible assets with indefinite useful life was R$1,196.

16.3                        Intangible assets with determined useful life

	Trademarks and		Customer		R&D
	patents	Softwares	relationship	Non Compete	Agreements	Total
Useful life (years)	8.4	5	2.5	5	18.8
Acquisition cost	1,635	120,718	—	—	196,023	318,376
Accumulated amortization	(920)	(49,533)	—	—	(94,976)	(145,429)
Balances on December 31, 2016	715	71,185	—	—	101,047	172,947
Acquisitions	—	8,054	—	—	—	8,054
Foreign currency translation adjustment	—	—	—	—	1,284	1,284
Amortization	(105)	(21,825)	—	—	(8,339)	(30,268)
Write-offs	—	—	—	—	(18,937)	(18,937)
Transfers and others	—	8,705	—	—	—	8,705
Book balance	610	66,119	—	—	75,055	141,785
Acquisition cost	1,635	137,477	—	—	178,370	317,482
Accumulated amortization	(1,025)	(71,358)	—	—	(103,315)	(175,698)
Balances on December 31, 2017	610	66,119	—	—	75,055	141,785
Acquisitions	—	6,349	—	—	—	6,349
Acquisition PCH Mucuri/Facepa	17	749	—	—	—	766
Acquisition of assets identified in FACEPA	21,598	—	28,505	3,374	—	53,478
Foreign currency translation adjustment	—	—	—	—	15,221	15,221
Amortization	(75)	(17,215)	—	—	(5,627)	(22,917)
Amortization PCH Mucuri/Facepa	(13)	(499)	—	—	—	(512)
Amortization of assets identified in FACEPA	(1,845)	—	(6,651)	(394)	—	(8,890)
Transfers and others	—	2,077	—	—	—	2,077
Book balance	20,293	57,580	21,854	2,981	84,649	187,357
Acquisition cost	23,250	146,652	28,505	3,374	193,591	395,373
Accumulated amortization	(2,958)	(89,072)	(6,651)	(394)	(108,942)	(208,017)
Balances on September 30, 2018	20,293	57,580	21,854	2,981	84,649	187,357

17          Receivables from land expropriation

In the nine-month period ended September 30, 2018, there was no change in the nature and opinion of the Management and the legal advisors regarding the information reported on December 31, 2017.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

On September 30, 2018 the total receivables from land expropriation is R$ 63,108 (December 31, 2017, the amount was R$ 60,975).

18                      Trade accounts payable

	9/30/2018	12/31/2017

Domestic suppliers	545,908	575,631
Foreign suppliers	101,690	45,548
	647,598	621,179

19                      Loans and Financing

			Annual average
			interest rate
		Index	on 9/30/2018	Maturity	9/30/2018	12/31/2017

Property, plant and equipment:
BNDES - Finem	(a)(b)	Fixed rate /TJLP	7.17%	2019 to 2030	349,312	339,798
BNDES - Finem	(b)	Currency basket / US$	7.20%	2019 to 2022	174,783	165,125
BNDES - Finame	(a)	Fixed rate /TJLP	5.24%	2018 to 2024	3,412	4,708
FNE - BNB	(b)	Fixed rate	6.39%	2024 to 2026	227,284	244,452
FINEP	(b)	Fixed rate	4.00%	2020	14,788	20,577
Financial lease		CDI/US$	—	2018 to 2022	20,114	19,686
Export Credit Agency - ECA	(b)(c)	US$/LIBOR	3.62%	2022	951,029	864,761
					1,740,722	1,659,107

Working capital:
Export financing		US$/LIBOR	5,90%	2021 a 2022	425,837	844,388
Export credit note	(f)	CDI	6.72%	2018 a 2026	3,978,459	2,907,200
Senior Notes	(d)	US$/Fixed rate	6.13%	2021 a 2047	9,599,958	4,730,800
Trade notes discount-Vendor		—	—	—	—	33,363
Syndicated Loan	(e)	US$/LIBOR	3,41%	2023	3,001,851	1,986,691
Fund of Investments in Receivables	(h)	—	—	2018	21,384	24,665
Rural Producer Certificate	(g)	CDI	7.42%	2026	274,547	—
Other		—	—	2018 a 2025	30,916	5,642
					17,332,952	10,532,749
					19,073,674	12,191,856

Current Portion (includes interest payaments)	1,685,752	2,115,067
Non-current Porties	17,387,922	10,076,789

Non-current loans and financing mature as follows:

2019	151,783	2,122,767
2020	2,243,714	2,599,279
2021	2,676,457	1,121,216
2022	1,522,068	123,745
2023	378,202	53,160
2024	39,710	34,084
2025 onwards	10,375,988	4,022,538
	17,387,922	10,076,789

(a)         Transaction subject to Long-term Interest Rate (“TJLP”) published by the Central Bank of Brazil. If the index rate exceed 6% p.a., the exceeding portion is included within the principal and subject to the interest.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

(b)             Loans and financing are secured, depending on the agreement, by (i) plant mortgages; (ii) rural properties; (iii) fiduciary sale of the asset being financed; (iv) guarantee from shareholders, and (v) bank guarantee.

(c)          In order to fund the import of equipment’s for the pulp production in the unit located in Maranhão, Suzano obtained financed approximately the amount of US$ 535 million, with terms up to 9.5 years, guaranteed by the Export Credit Agencies Finnvera and EKN. These agreements establish covenants related to the maintenance of certain leverage levels, which are verified for compliance twice a year (June and December). Until this moment, the Company met all covenants established in the agreements.

(d)         In the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of (i) US$ 456 million and, through Suzano Áustria, reopened the issues of Senior Notes in the amount of: US$ 200 million, maturing on July 14, 2026, with interest corresponding to 4.62% p.a., to be paid semiannually, in January and July; and (ii) US$ 200 million, maturing on March 16, 2047, with interest corresponding to 6.30% p.a., to be paid semiannually, in March and September. Additionally, in March 2017, Suzano Áustria, issued US$ 300 million in Senior Notes due on March 16, 2047, with semiannual interest payments of 7.00% p.a. and return For investors of 7.38% p.a. Additionaly, in September 2018, there was a new issue of Senior notes, in the amount of US$ 1.0 billion with interest of 6.00% p.a. and maturing in 2029 (note 1.1 a)i).

(e)          In February 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$ 750 million, with payment of quarterly interest and amortization of the principal between February 2021 and February 2023 (Note 1.1 a) vii)).

(f)           In the third quarter of 2018, two Export Credit Notes were contracted, amount of R$ 1.3 billion, indexed to CDI and maturing in 2026.

(g)          In the third quarter of 2018, a Rural Financial Producer Certificate was contracted, amount of R$ 275 million, indexed to CDI and maturing in 2026.

(h)         See (note 7.1)

Certain financing agreements have financial and non-financial covenants. Financial covenants establish some maximum levels of leverage, normally expressed as a ratio of Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which are met by the Company on the date of these financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also compliant.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

19.1 Changes in loans and financing

Balances on December 31, 2016	14,012,779
Funding	2,561,954
Exchange variation	81,849
Settlement of principal	(4,533,736)
Settlement of interest	(1,025,117)
Interest expenses and other costs	1,041,995
Transaction costs and other costs	52,132
Balances on December 31, 2017	12,191,856
Funding	8,571,900
Addition from acquisition of subsidiaries	79,923
Exchange variation	1,776,547
Settlement of principal	(3,473,928)
Settlement of interest	(528,012)
Interest expenses and other costs	539,506
Transaction costs and other costs	(84,118)
Balances on September 30, 2018	19,073,674

19.2 Transaction costs and premiums of securities issues

			Balance to be amortized
Nature	Total cost	Amortization	9/30/2018	12/31/2017

Senior Notes	115,911	(68,176)	47,735	27,280
NCE	77,457	(54,534)	22,923	23,076
Import (ECA)	101,811	(83,290)	18,521	26,386
Syndicated Loan	41,560	(26,886)	14,674	6,479
Debentures	20,295	(675)	19,620	—
Other	7,728	(4,156)	3,572	2,424
Total	364,762	(237,717)	127,045	85,645

The cost of funding in foreign currency is amortized on the contractual dates based on the effective interest rate and the currency of origin, and is converted into Brazilian reais for reporting purposes.

19.3 Guarantees for loans and financings

Some loan and financing contracts have clauses of guarantee of the financed equipment itself or other fixed assets indicated by the Company (Note 15.1).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

19.4              Lease agreements

i)                                        Financial lease agreements

The amounts booked as property, plant and equipment, net of depreciation, and the present value of mandatory installments of the agreement (financing) corresponding to these assets are stated below:

	9/30/2018	12/31/2017

Machinery and equipment	108,160	108,160
(-) Accumulated depreciation	(100,852)	(99,452)
Property, plant and equipment, net	7,308	8,708

Present value of mandatory installments (financing):

Less than 1 year	5,747	4,632
From 1 to 5 years	14,367	15,054
Total present value of mandatory installments (financing)	20,114	19,686
Financial charges to be recognized in the future	3,333	2,770
Total mandatory installments at the expiration of agreements	23,447	22,456

ii)                                    Operating lease agreements

Operating lease payments are recognized as operating expenses in the Company’s income statement.

Monthly
installment
Description	amount	Index	Maturity
Administrative offices and deposits	1 to 1,163	IGP-M(a) and IPCA(b)/IBGE(c)	11/30/2018 to 1/27/2024
Call center and licenses	1 to 120	IGP-DI(d)	12/31/2018
Land	182 to 2,047	IGP-M, IPCA/IBGE and others	10/01/2018 to 10/19/2045

(a)         General market price index calculated by Getúlio Vargas Foundation (IGP-M).

(b)         Broad Consumer Price Index (IPCA).

(c)          Brazilian Institute of Geography and Statistics (IBGE).

(d)         General prices Index — Internal Availability (IGP-DI).

The minimum payments of maturing operating will be as follows:

9/30/2018
Less than 1 year	180,610
From 1 year to 3 years	335,654
From 3 years to 5 years	295,787
More than 5 years	639,871
Total installments due	1,451,922

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

20                      Other commitments

In the normal course of its operations, the Company enters into contracts and commercial commitments to guarantee better operating conditions to expand its business. The most relevant are:

i)                               Contracts for future sale of finished products, backed by performance sale operations recorded in the short term. The amounts are initially recognized in “advances from customers” and are recorded in income as these products are delivered. On September 30, 2018, the contracts of future sale of finished products recorded under “Advances from Customers” do not have an outstanding balance (R$ 63,201 on December 31, 2017).

21                      Debentures

The debentures 6th issuance occurred  on June 29, 2018, in a single series, with a nominal unit value of R$ 1. The Debentures will not be convertible into shares issued by the Company (Note 1.1 a) iv)).

			9/30/2018
		Issuance			Current and		Annual rate of
Issue	Serie	amount	Current	Non-current	Non-current	Index	interest	Due date
6ª	Single	4,681,100	83,580	4,661,480	4,745,060	CDI	112.50%	6/29/2026
		Total	83,580	4,661,480	4,745,060

22                      Provision for Contingencies

22.1 Changes in provisions for contingencies

		New lawsuits due
	Balance on 12/31/2017	to acquisition of subsidiaries	New lawsuits	Reversals	Inflation adjustment	Settlement of lawsuits	Balance on 9/30/2018

Tax and social security	273,324	—	49,373	(13,606)	3,592	(13,939)	298,744
Labor	40,363	1,900	22,067	(4,784)	7,367	(17,802)	49,111
Civil	3,382	—	97	(2)	338	—	3,815

	317,069	1,900	71,537	(18,392)	11,297	(31,741)	351,670

22.2 Tax and Social Security Suits and Proceedings

On September 30, 2018, the Company was a defendant in 323 administrative proceedings as well as tax and social security lawsuits in which the disputed matters related to diverse taxes such as IRPJ/Social Contribution (“CSLL”), PIS, COFINS, Tax on Industrialized Products (“IPI”), social security contributions, Rural Property Tax (“ITR”), State Value-Added Tax (“ICMS”), Tax on Services (“ISS”) and Urban Property Tax (“IPTU”), whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

With the issuance of Provisional Measure nº 783/2017, which was subsequently converted into Law nº 13,496/2017, due to the benefits of reducing interest, fines and legal charges, the Company opted to migrate certain debts that were covered by REFIS - Law nº 11,941/09, not yet consolidated, and to offset other debts with probable probability of loss, being provisioned on September 30, 2018 the amounts of said debts in the amount of R$ 4,398, already considering legal reductions and amounts paid in advance to the Revenue Federal Government of Brazil, whose consolidation still depends on a normative act to be issued by the said Public Organ.

22.3 Labor claims

On September 30, 2018, the Company was a defendant in 3,559 labor claims.

In general, labor claims are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

22.4 Civil claims

On September 30, 2018, the Company is a defendant in approximately 464 civil claims.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental claims and others.

22.5   Judicial deposits

On September 30, 2018, the Company has judicial deposits of R$ 129,034, of which R$ 81,343 refer to labor lawsuits, R$ 43,716 refer to tax and social security lawsuits and R$ 3,975 refer to civil lawsuits (on December 31, 2017, the amount of R$ 113,613, of which R$ 69,599 refer to labor lawsuits and R$ 44,014 refer to tax and social security lawsuits).

22.6   Lawsuits with possible tax contingencies

The Company is involved in tax, civil and labor lawsuits, as they involve risks with a possible likelihood probability of loss (not probable), according to Management and its legal counsel, which are not recorded in the company’s books:

	9/30/2018	12/31/2017

Tax and social security	1,051,311	1,026,950
Labor	47,618	14,268
Civil	107,096	23,666

	1,206,025	1,064,884

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

The Company is a defendant in lawsuits whose likelihood of loss is deemed possible, in the amount of R$ 1,051,311 for which no provision is recorded. Of this amount, R$ 841,991 refers to a tax-deficiency notice of PIS and COFINS, from 2007 to 2013, which was not considered yet in the lower court by the Federal Revenue Service of Brazil. The other tax and social security lawsuits are related to a variety of taxes such as social security, IRPJ, ITR, ICMS, Withholding Income Tax (“IRRF”), PIS and COFINS, mainly due to differences in the interpretation of the applicable tax rules and information provided in ancillary obligations.

23                      Employee benefits

23.1 Defined benefits plans

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

23.2 Changes in actuarial liabilities

Opening balance on December 31, 2016	339,009
Interest on actuarial liability	38,022
Actuarial loss	(4,173)
Benefits paid in the period	(21,595)
Opening balance on December 31, 2017	351,263
Interest on actuarial liability	25,851
Benefits paid in the period	(19,469)
Closing balance on September 30, 2018	357,645

24                      Share-Based compensation plans

On September 30, 2018, the Company had two share-based compensation plans long term: (i) Payment in Phantom Shares Plan in cash and (ii) Share Appreciation Rights (“SAR”), both paid in currency.

These plans did not undergo any changes in their characteristics and measurement criteria since the financial statements of December 31, 2017.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

24.1       Phantom Stock Option Plan

	9/30/2018	12/31/2017
	Shares (No.)	Shares (No.)
Available at the beginning of the period/year	5,055,519	3,048,991
Granted during the period/year	1,415,476	3,035,488
Exercised (a)	(240,983)	(695,532)
Exercised due to dismissal (a)	(122,746)	(161,270)
Abandoned / prescribed due to dismissal	(515,660)	(172,158)
Available at the end of the period	5,591,606	5,055,519

(a)         For share options exercised and those exercised due to employment termination, the average price on September 30, 2018 and December 31, 2017 was R$ 47.93 and R$ 19.84, respectively.

24.2       Common stock option plan

				2nd exercise				Total in
	Granted	Grant	1st exercise	date and	Price on the	Granted	Exercised	effect on
Program	series	date	date	expiration	grant date	shares	shares	9/30/2018
	Series I	01/18/13	01/18/15	04/18/15	3.53	1,800,000	1,800,000	—
	Series II	01/18/13	01/18/16	04/18/16	3.71	1,800,000	1,800,000	—
Program III	Series III	01/18/13	01/18/18	04/18/18	3.91	1,800,000	1,800,000	—
	Series IV	01/18/13	01/18/19	04/18/19	3.96	1,800,000	1,800,000	—
	Series V	01/18/13	01/18/20	04/18/20	3.99	1,800,000	1,800,000	—
	Total					9,000,000	9,000,000	—

24.3       Balance sheet and income statement balances

The amounts corresponding to the services received and recognized in the financial statements are presented below:

	Liabilities and equity		Income Statement
	9/30/2018	12/31/2017	3Q18	3Q17	9M18	9M17
Non-current liabilities
Provision for phantom stock plan	146,721	38,320	(41,123)	(20,113)	(117,708)	(38,069)

Shareholders’ equity
Stock option reserve	—	14,237	—	(362)	(72)	(1,162)

Total general and administrative expenses from share-based transactions			(41,123)	(20,475)	(117,780)	(39,231)

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

25                      Liabilities for asset acquisitions

	9/30/2018	12/31/2017
Land acquisition
Land acquired from third parties (a)	101,335	102,059
Vale Florestar Fundo de Investimento em Participações (“VFFIP”) (b)	478,419	483,927
Duratex (c)	527,819	—

Land acquisition
Fábrica de Papel da Amazônia (“FACEPA”) (d)	40,557	—

	1,148,130	585,986

Total current liabilities	616,514	83,155
Total non-current liabilities	531,616	502,831

(a)         Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, restated by the IPCA.

(b)         On August 2014, Suzano acquired VFFIP majority shareholder of Vale Florestar S.A, for a total amount of R$ 528,941 with a down payment of R$ 44,998 and outstanding balance with due up to August 2029. The monthly settlements are subject to interest and restated at the variation of the U.S. dollar exchange rate and partially restated by variation of the Broad Consumer Price Index (“IPCA”).

(c)          Refers to the commitments related to the acquisition of rural properties and forests (biological assets), restated by the IPCA with maturity in December 2018 and August 2019.

(d)         Acquired in March 2018, for the amount of R$ 307,876, upon payment of R$ 267,876 and the remaining R$ 40,000, restated at the Broad Consumer Price Index (“IPCA”), adjusted by any losses incurred through the payment date, in accordance with the agreement, with maturities in March 2023 and March 2028 (Note 1.1 b) iii)).

26                      Equity

26.1            Share Capital

On September 30, 2018, the share capital of Suzano is R$ 6,241,753, divided into 1,105,826,145 registered, book-entry common shares without par value.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

The composition of the capital stock is presented below:

	Common Shares
Shareholder	Number	(%)
Suzano Holding S.A.	367,612,234	33.24%
Controlling Shareholders	185,693,440	16.80%
Subtotal	553,305,674	50.04%
Management	69,948,940	6.33%
Treasury	12,042,004	1.09%
BNDESPAR	75,909,985	6.86%
Mondrian Investment Partners	72,878,900	6.59%
Other shareholders	321,740,642	29.09%
Total	1,105,826,145	100.00%

By resolution of the Board of Directors, the capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,120 thousand common shares, all exclusively book-entry shares.

On September 30, 2018, SUZB3 common shares ended the period quoted at R$ 48.08 (R$ 18.69 on December 31, 2017).

26.2              Treasury shares

	Number of shares					Average price per share
	Common	Pref. A	Pref. B	Total	R$	(R$)
Balance on December 31, 2016	6,786,194	8,846,932	1,912,532	17,545,658	273,665	15.60
Shares sold (a)	—	(1,800,000)	—	(1,800,000)	(15,552)	8.64
Shares transferred (b)	7,055,810	(7,055,810)	—	—	—	—
Shares canceled (c)	—	—	(1,912,532)	(1,912,532)	(17,107)	8.94
Repurchase of shares (d)	—	8,878	—	8,878	82	9.24
Balance on 12/31/2017	13,842,004	—	—	13,842,004	241,088	17.42
Shares sold (a)	(1,800,000)	—	—	(1,800,000)	(22,823)	12.68
Balance on 9/30/2018	12,042,004	—	—	12,042,004	218,265	18.13

(a)         Treasury shares used to meet the share-based compensation plan.

(b)         On September 29, 2017, the Company approved the proposal for migration to the Novo Mercado Listing Segment of B3 S.A. — Brasil, Bolsa, Balcão (“B3”) and the consequent conversion of all preferred shares issued by the Company into common shares at the ratio of one (1) preferred share, class “A” or class “B”, for one (1) common share.

(c)          On April 28, 2017, the Annual and Extraordinary Shareholders Meeting approved the cancellation of 1,912,532 class B preferred shares.

(d)         Repurchase of shares related to withdrawal rights exercised by shareholders who did not adhere to the conversion of preferred shares to common shares.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

26.3              Other reserves

	Conversion of debentures - 5th issue	Actuarial gains/losses(a)	Exchange variation/ Conversion reserves	Deemed cost(a)	Total
Balances on December 31, 2016	(45,745)	(55,503)	(11,384)	2,427,199	2,314,567
Actuarial losses net of deferred income and social contribution taxes	—	2,754	—	—	2,754
Gains from conversion of operations abroad	—	—	38,006	—	38,006
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(56,999)	(56,999)
Balances on December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328
Gains from conversion of operations abroad	—	—	176,150	—	176,150
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(55,560)	(55,560)
Balances on September 30, 2018	(45,745)	(52,749)	202,772	2,314,640	2,418,918

(a)         Amount net of the effects of deferred income and social contribution taxes.

26.4              Earnings (losses) per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

As described in item b) of Note 26.2, in November 2017, the Company migrated to the Novo Mercado segment. Thus, all preferred shares were converted into common shares at the ratio of one preferred share for one common share; Considering that there was no change in capital stock, with mere conversion of preferred shares, for the purposes of calculation and presentation of earnings per share, this conversion was made retrospectively.

	3Q18	3Q17	9M18	9M17
(Loss) earnings attributed to shareholders	(107,780)	809,260	(1,142,856)	1,464,724

Weighted average number of shares in the period	1,105,826	1,105,826	1,105,826	1,106,457
Weighted average treasury shares	(12,042)	(13,833)	(12,431)	(14,853)
Weighted average number of outstanding shares	1,093,784	1,091,993	1,093,395	1,091,604
Total basic (loss) earnings per common share	(0.09854)	0.74109	(1.04524)	1.34181

Diluted

Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares assuming the conversion of all common shares that would cause dilution.

	3Q18	3Q17	9M18	9M17
(Loss) earnings attributed to shareholders	(107,780)	809,260	(1,142,856)	1,464,724

Weighted average number of outstanding shares	1,093,784	1,091,993	1,093,395	1,091,604
Adjustment by stock options	—	1,275	—	1,275
Weighted average number of shares (diluted)	1,093,784	1,093,268	1,093,395	1,092,879
Total diluted (loss) earnings per common share	(0.09854)	0.74022	(1.04524)	1.34024

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

26.5              Dividends

The minimum dividends for each Fiscal Year should be equivalent to the lowest of: (i) twenty-five percent (25%) of the net income from the year adjusted pursuant to article 202 of Brazilian Corporations Law; or (ii) ten percent (10%) of the Company’s operating cash generation in the respective fiscal year.”

On December 31, 2017, the Company calculated dividends as follows:

12/31/2017
Net Income for the year	1,807,433
Accrual of legal reserve - 5%	(90,372)
Accrual of reserve for tax incentives	(196,604)
Dividend calculation base	1,520,457
Minimum mandatory dividends - 25%	380,115

Dividends paid in advance as interest on own capital	(199,835)
180,280

The Company, revised the calculation of the proposed dividends for the fiscal year ended December 31, 2017 as follows:

Article 26, c), i)

Net Income under statutary book for the year	1,807,433

Net Income Allocation:
Legal Reserve 5% - Art. 31, “a” of the Bylaws and Art. 193 of Federal Law 6,404/76	90,372

Tax Incentive Result (Profit from Exploration) Art. 19 of Decree 1,598/77	196,604

Dividend distribution base	1,520,458

Proposed dividends	380,115
Interest on own capital	199,835
(-) Withholding Income Tax on interest on own capital	(29,975)
Minimum mandatory dividends payable	210,255

Article 26, c), ii)

Net Income under statutary book for the year	1,807,433
(-) Financial income	(379,049)
(+) Financial expenses	1,397,889

(+) Depreciation/Amortization/Depletion	1,402,778

(+) IRPJ / CSLL	431,632
EBITDA	4,660,683
(-) Fair Value of Biological Assets	(192,504)
(+) Other non-recurring adjustments	146,720
Adjusted EBITDA*	4,614,899

(-) Sustaining CAPEX	(1,099,771)
Operating Cash Generation - GCO	3,515,128

Dividends - Art 26, “c” of the Bylaws	351,513

Interest on equity	199,835
(-) Withholding Income Tax on interest on own capital	(29,975)
Minimum mandatory dividends payable	181,653

Based on the calculation above, the amount of R$ 351,513 was considered as minimum mandatory dividends for fiscal year 2017, of which the net amount of R$169,860 was paid as interest on own capital, with the balance of R$ 181,653 remaining payable. The difference of R$ 1,373 between the amount previously disclosed in December 31, 2017 (R$ 180,28) and the minimum dividend calculated in accordance with article 26, c), item ii) of the Bylaws off the Company was deemed immaterial by the Management and therefore the financial statements for the fiscal year ended December 31, 2017 will not be restated.

Even though the minimum mandatory dividend amounted R$ 351,513, Management submitted to the Annual Shareholders’ Meeting held on April 26, 2018, and approved the proposal for total dividends related to the fiscal year of 2017 in the amount of R$ 380,115, which was paid on December 11, 2017 by interest on equity the amount of R$ 199,835 and on May 9, 2018 the remaining balance.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

27                      Net Financial Result

	3Q18	3Q17	9M18	9M17

Income from financial investments	128,236	64,620	206,962	226,603
Other financial income	5,486	1,706	8,494	22,010
Total financial income	133,722	66,326	215,456	248,613

Loan interest expenses	(297,425)	(281,736)	(661,140)	(745,159)
Other interest expenses	(26,042)	(19,639)	(80,381)	(75,010)
Other financial expenses	(151,911)	(13,847)	(293,651)	(55,849)
Total financial expenses	(475,378)	(315,222)	(1,035,172)	(876,018)

Monetary and exchange variations on loans and financing	(234,205)	358,854	(1,743,817)	239,487
Monetary and exchange variations on other assets and liabilities	(20,052)	(18,014)	322,103	(76,550)
Monetary and exchange variation, net	(254,257)	340,840	(1,421,714)	162,937

Derivative (loss) gain	(1,367,075)	177,736	(3,848,539)	181,405

Financial income	133,722	584,902	215,456	592,955
Financial expenses	(2,096,710)	(315,222)	(6,305,425)	(876,018)
Financial result, net	(1,962,988)	269,680	(6,089,969)	(283,063)

28                      Net Sales Revenue

	3Q18	3Q17	9M18	9M17

Gross sales	4,389,899	2,873,272	11,207,225	8,271,357

Deductions:
Present value adjustment	(1,477)	(2,601)	(3,421)	(6,319)
Returns and cancelations	(16,272)	(10,137)	(49,381)	(36,740)
Discounts and rebates	(4,709)	(1,291)	(7,867)	(5,929)
	4,367,411	2,859,243	11,146,556	8,222,369
Taxes on sales	(361,917)	(280,781)	(932,331)	(794,199)

Net sales revenue	4,005,524	2,578,462	10,214,225	7,428,170

The table below shows the breakdown of consolidated net revenue by foreign and domestic markets, specifying the countries where sales in the export market are more significant:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	3Q18		3Q17
	Net revenue	% Total net revenue	Net revenue	% Total net revenue

Domestic market	1,148,996	29%	807,192	31%
(Brazil)
Foreign market	2,856,528	71%	1,771,270	69%
China	746,283	19%	85,534	3%
Hong Kong	419,414	10%	215,623	8%
United States	363,872	9%	544,514	21%
France	224,927	6%	204,109	8%
Germany	185,722	5%	1,675	0%
Italy	142,281	4%	83,556	3%
Turkey	133,296	3%	33,094	1%
Peru	59,212	1%	146,531	6%
United Kingdom	59,189	1%	48,791	2%
Spain	47,845	1%	188,161	7%
South Korea	47,108	1%	17,680	1%
Singapore	43,345	1%	29,416	1%
Egypt	42,429	1%	28,633	1%
Other countries	341,605	9%	143,953	6%
Total net revenue	4,005,524	100%	2,578,462	100%

	9M18		9M17
	Net revenue	% Total net revenue	Net revenue	% Total net revenue

Domestic market	2,853,340	28%	2,280,943	31%
(Brazil)
Foreign market	7,360,885	72%	5,147,227	69%
China	1,717,085	17%	223,934	3%
Hong Kong	1,153,866	11%	1,084,795	15%
United States	986,623	10%	965,683	13%
France	678,328	7%	805,839	11%
Germany	441,592	4%	202,665	3%
Italy	359,899	4%	236,206	3%
Turkey	309,697	3%	134,564	2%
United Kingdom	188,283	2%	130,028	2%
Peru	137,576	1%	162,757	2%
South Korea	128,222	1%	58,901	1%
Spain	133,618	1%	335,334	5%
Argentina	122,253	1%	82,867	1%
Egypt	107,067	1%	43,775	1%
Other countries	896,777	9%	679,880	9%
Total net revenue	10,214,225	100%	7,428,170	100%

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

29                      Information by Segment and Geographic Areas

29.1              Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information presented under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i)                                         Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)                                      Paper: comprises production and sale of paper to meet the demands of both domestic and international markets.

29.2              Information on operating segments

	3Q18				3Q17
	Pulp	Paper	Not segmented	Total	Pulp	Paper	Not segmented	Total
Net sales revenue	2,688,871	1,316,653	—	4,005,524	1,637,455	941,007	—	2,578,462
Domestic market (Brazil)	193,414	955,582	—	1,148,996	156,434	650,758	—	807,192
Foreign market	2,495,457	361,071	—	2,856,528	1,481,021	290,249	—	1,771,270
Asia	1,259,338	36,115	—	1,295,453	684,712	7,207	—	691,919
Europe	857,490	48,468	—	905,958	520,124	31,194	—	551,318
North America	362,041	60,219	—	422,260	260,320	73,087	—	333,407
South and Central America	16,588	208,356	—	224,944	15,865	173,917	—	189,782
Africa	—	7,913	—	7,913	—	4,844	—	4,844
Cost of sales	(1,155,471)	(807,606)	—	(1,963,077)	(914,252)	(625,543)	—	(1,539,795)
Gross profit	1,533,401	509,047	—	2,042,447	723,204	315,463	—	1,038,667
Gross margin (%)	57.0%	38.7%	—	51.0%	44.2%	33.5%	—	40.3%

Operating income (expenses)	(73,902)	(234,536)	—	(308,438)	(97,614)	(150,398)	31,359	(216,655)
Selling expenses	(55,166)	(105,822)	—	(160,988)	(41,173)	(48,552)	—	(89,725)
General and administrative expenses	(64,915)	(133,661)	—	(198,576)	(43,332)	(80,475)	—	(123,807)
Other operating income (expenses), net	46,178	957	—	47,136	(13,109)	(21,364)	31,359	(3,115)
Equity pick-up	—	3,990	—	3,990	—	(8)	—	(8)

Operating profit before net financial income (expense)	1,459,498	274,511	—	1,734,009	625,589	165,066	31,359	822,012
Operating margin (%)	54.3%	20.8%	—	43.3%	38.2%	17.5%	—	31.9%

Financial result, net	—	—	(1,962,988)	(1,962,988)	—	—	269,680	269,680
Income (loss) before taxes	1,459,498	274,511	(1,962,988)	(228,979)	625,589	165,066	301,038	1,091,692

Income taxes	—	—	121,371	121,371	—	—	(282,432)	(282,432)

Net income (loss) for the period	1,459,498	274,511	(1,841,617)	(107,608)	625,589	165,066	18,606	803,260
Profit margin for the period (%)	54.3%	20.8%	—	-2.7%	38.7%	15.1%	—	30.9%

Depreciation, depletion and amortization	292,842	104,486	18,074	415,402	249,166	99,661	—	348,827

Products sold (in tons)	902,737	336,024	—	1,238,762	829,003	306,370	—	1,135,372
Foreign market	828,442	90,014	—	918,455	742,937	101,633	—	844,571
Domestic market (Brazil)	74,296	246,010	—	320,306	86,065	204,736	—	290,801

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

	9M18				9M17
	Pulp	Paper	Not segmented	Total	Pulp	Paper	Not segmented	Total
Net sales revenue	6,920,649	3,293,576	—	10,214,225	4,819,221	2,608,950	—	7,428,170
Domestic market (Brazil)	524,341	2,328,999	—	2,853,340	450,222	1,830,722	—	2,280,943
Foreign market	6,396,308	964,577	—	7,360,885	4,368,999	778,228	—	5,147,227
Asia	3,108,361	80,173	—	3,188,534	2,199,230	25,283	—	2,224,513
Europe	2,259,516	162,527	—	2,422,043	1,437,489	91,371	—	1,528,860
North America	993,779	137,098	—	1,130,877	679,923	206,245	—	886,168
South and Central America	34,652	556,744	—	591,396	52,357	433,679	—	486,036
Africa	—	28,035	—	28,035	—	21,650	—	21,650
Cost of sales	(3,114,369)	(2,117,203)	—	(5,231,572)	(2,834,300)	(1,830,796)	—	(4,665,096)
Gross profit	3,806,281	1,176,372	—	4,982,653	1,984,920	778,154	—	2,763,074
Gross margin (%)	55.0%	35.7%	—	48.8%	41.2%	29.8%	—	37.2%

Operating income (expenses)	(305,889)	(636,494)	—	(942,382)	(269,950)	(432,360)	48,517	(653,793)
Selling expenses	(158,253)	(274,997)	—	(433,250)	(116,305)	(178,736)	—	(295,041)
General and administrative expenses	(183,105)	(366,491)	—	(549,596)	(124,633)	(231,462)	—	(356,095)
Other operating income (expenses), net	35,470	1,127	—	36,597	(29,012)	(26,976)	48,517	(7,472)
Equity pick-up	—	3,867	—	3,867	—	4,814	—	4,814

Operating profit before net financial income (expense)	3,500,392	539,878	—	4,040,271	1,714,970	345,793	48,517	2,109,280
Operating margin (%)	50.6%	16.4%	—	39.6%	35.6%	13.3%	—	28.4%

Financial result, net	—	—	(6,089,969)	(6,089,969)	—	—	(283,063)	(283,063)
Income (loss) before taxes	3,500,392	539,878	(6,089,969)	(2,049,698)	1,714,970	345,793	(234,546)	1,826,217

Income taxes	—	—	907,600	907,600	—	—	(361,493)	(361,493)

Net income (loss) for the period	3,500,392	539,878	(5,182,369)	(1,142,098)	1,714,970	345,793	(596,039)	1,464,724
Profit margin for the period (%)	50.6%	16.4%	—	-11.2%	35.6%	13.3%	—	19.7%

Depreciation, depletion and amortization	830,178	345,094	—	1,175,272	752,974	294,196	—	1,047,170

Total assets (a)	19,925,228	7,400,851	14,239,895	41,565,974	18,550,278	6,261,363	4,626,658	29,438,299
Total liabilities (a)	647,878	679,933	29,590,923	30,918,734	732,191	619,496	16,483,886	17,835,573

Equity of controlling shareholders	—	—	10,632,103	10,632,103	—	—	11,602,726	11,602,726
Equity of non-controlling shareholders	—	—	15,137	15,137	—	—	—	—
Total equity	—	—	10,647,240	10,647,240	—	—	11,602,726	11,602,726

Products sold (in tons)	2,580,649	905,377	—	3,486,026	2,678,011	854,307	—	3,532,318
Foreign market	2,359,652	274,244	—	2,633,896	2,391,938	277,727	—	2,669,665
Domestic market (Brazil)	220,997	631,134	—	852,131	286,073	576,580	—	862,653

(a)    The Company evaluation based on operating segments is only made for assets and liabilities comprising the measurement of Return on Invested Capital (“ROIC”), since this is used in the decision-making process.

29.3              Net sales by products

The table below shows the breakdown of paper consolidated net sales by product:

	3Q18	3Q17	9M18	9M17
Products
Market pulp (a)	2,688,871	1,639,736	6,920,650	4,821,502
Printing and writing paper (b)	1,090,073	733,099	2,694,177	2,038,894
Paperboard	209,690	168,750	548,142	485,592
Other	16,890	36,877	51,256	82,182
Total Revenue	4,005,524	2,578,462	10,214,225	7,428,170

(a) Fluff pulp is not material (around 1% of the total net sales) and thus was included in Market Pulp sales.

(b) Tissue paper is a recently product released and its revenues represented less than 3.5% of the total net sales thus was included in Printing and writing paper.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

30                      Expenses by Nature

	3Q18	3Q17	9M18	9M17
Cost of sales
Personnel expenses	(172,178)	(137,233)	(471,023)	(402,751)
Variable cost	(916,628)	(754,158)	(2,406,689)	(2,133,133)
Logistics cost	(289,406)	(233,274)	(777,669)	(696,274)
Depreciation, depletion and amortization	(405,801)	(340,218)	(1,146,740)	(1,021,166)
Other costs	(179,064)	(74,912)	(429,451)	(411,772)
	(1,963,077)	(1,539,795)	(5,231,572)	(4,665,096)
Selling expenses
Personnel expenses	(39,982)	(25,274)	(102,933)	(77,275)
Services	(24,053)	(11,991)	(62,275)	(29,865)
Logistics cost	(85,282)	(55,453)	(216,334)	(152,204)
Depreciation and amortization	(1,159)	(882)	(3,302)	(2,763)
Other expenses (a)	(10,512)	3,875	(48,406)	(32,934)
	(160,988)	(89,725)	(433,250)	(295,041)
Administrative and general expenses
Personnel expenses	(115,892)	(73,530)	(340,625)	(207,871)
Services	(44,934)	(23,287)	(116,927)	(70,431)
Depreciation and amortization	(8,443)	(7,727)	(25,230)	(23,241)
Other expenses (b)	(29,307)	(19,263)	(66,814)	(54,552)
	(198,576)	(123,807)	(549,596)	(356,095)

Other operating (expenses) income
Result from disposal of other products	1,223	1,597	3,090	7,669
Result from disposal of property, plant and equipment and biological assets	3,144	35,641	(1,935)	39,769
Provision for loss and write-off of property, plant and equipment and biological assets (c)	(3,202)	(27,723)	(15,502)	(31,646)
Amortization of intangible assets	(2,055)	(2,057)	(5,611)	(6,191)
Result on the update of the fair value of biological assets	—	—	5,954	(25,268)
Provision for losses on realization of assets	—	(24,305)	—	(24,305)
Judicial agreements and contractual indemnity	51,846	10,671	51,846	30,902
Other operating income (expenses), net	(3,820)	3,061	(1,246)	1,598
	47,136	(3,115)	36,597	(7,472)

(a)         Includes allowance for doubtful accounts, insurance, materials (use and consumption), expenses with travel, accommodation, participation in trade fairs and events.

(b)         Includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation.

(c)          On September 30, 2018, the amount refers to R$ 12,294 of write-offs related to losses and damages with biological assets and R$ 3,208 with property, plant and equipment (September 30, 2017, the amount refers to R$ 27,935 of write-offs related to losses and damages with biological assets and R$ 3,711 with property, plant and equipment).

31                      Complementary cash flow information of non-cash transactions

	9/30/2018	9/30/2017

Recoverable taxes	(188,638)	(202,557)
Tax payable	188,638	—
Exchange variation on subsidiaries	176,150	3,338
Additions to property, plant and equipment	(363,601)	—
Additions to biological assets	(146,391)	—
Liabilities for assets acquisitions	509,993	—

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of September 30, 2018. (In thousands of R$, unless otherwise stated)

32                      Events after the reporting period

i) Approval of the transaction with Fibria by CADE

On October 11, 2018, a decision approving the merger involving the operation between Suzano and Fibria, which is subject to the legal deadline, was published on the CADE website, under the terms of the applicable legislation.

Consummation of the operation is subject to typical conditions for operations of this nature, including approval by antitrust authorities in the European Union.

ii) Integral Reduction in Financial Commitment

On October 25, 2018, the Company announced that it approved, in connection with the transaction aimed at combining the operations and shareholding bases of the Company and Fibria (Note 1.1 b) i) through a corporate reorganization in accordance with the terms disclosed, the integral reduction of the existing firm financial commitment with certain international financial institutions to finance the cash portion of the transaction.

The reduction described above refers to one line of credit, still remaining another line in the amount of US$ 2.3 billion.